SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
November 14, 2003

Commission File Number: 001-10579

COMPANIA DE TELECOMMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of registrant’s name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Telecommunications Company of Chile, S.A.

TABLE OF CONTENTS

Item

1.	Report on the Financial Statements for the nine-month periods ended September 30, 2002 and 2003.

2.	Management’s Discussion and Analysis of the Consoliated Financial Statements as of September 30, 2003.

Back to Contents

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

REPORT ON THE FINANCIAL STATEMENTS
for the nine month periods ended
September 30, 2002 and 2003
(CONSOLIDATED)

(Translation of financial statements originally issued in Spanish)

Back to Contents

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONTENTS

Independent Accountants’ Review Report
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements

ThCh$:	Thousands of Chilean pesos
UF:
The Unidad de Fomento, or UF, is an inflation-indexed peso denominated monetary unit in Chile. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index of the previous month

ThUS$:	Thousands of US dollars

Back to Contents

Deloitte & Touche
Sociedad de Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8 y 9
Providencia, Santiago
Chile
Fono: (56-2) 270 3000
Fax: (56-2) 374 9177
e-mail: auditoria@deloitte.cl
www.deloitte.cl

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Chairman and Members of the Board of Directors of Compañía de Telecomunicaciones de Chile S.A.

1.
We have reviewed the accompanying interim consolidated balance sheets of Compañía de Telecomunicaciones de Chile S.A. and subsidiaries as of September 30, 2003 and 2002 and the related interim consolidated statements of income and cash flows for the nine-month periods then ended. These interim consolidated financial statements (including the related notes) are the responsibility of the management of the Company. The accompanying Management’s Discussion and Analysis of the Consolidated Financial Statements is not an integral part of these financial statements, and, therefore, this report does not cover this item.

2.
We conducted our reviews in accordance with auditing standards generally established in Chile for a review of interim financial information. A review of interim financial information consists principally of applying analytical procedures to the financial statements and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Chile, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.
Our report dated October 24, 2003 on the interim consolidated financial statements as of September 30, 2002, was qualified for the put and call option contract on the investment in Sonda S.A., as Compañía de Telecomunicaciones de Chile S.A. and its subsidiary were in process of evaluating whether the projected earnings of Sonda S.A. would allow the complete recovery of the goodwill which had arisen on this investment. As is discussed in Note 2 d) 7), on July 29, 2003, Inversiones Santa Isabel Limitada communicated its decision to exercise the early call option, an operation which was completed on August 26, 2003, as a result of which our present report on the accompanying 2002 interim financial statements differs from our previously issued report.

4.
Based on our review of the interim consolidated financial statements at September 30, 2003 and 2002, we are not aware of any material modifications that should be made to them for them to be in conformity with accounting principles generally accepted in Chile.

The accompanying financial statements have been translated into English for the convenience of readers outside Chile.

/s/ DELOITTE & TOUCHE

October 22, 2003

Una firma miembro de Deloitte Touche Tohmatsu

Back to Contents

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2002 AND 2003
(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2003)

	Notes	2002	2003
		ThCh$	ThCh$
ASSETS
CURRENT ASSETS
Cash and bank		15,499,066	11,065,712
Time deposits
Marketable securities (net)		52,446,233	268,863
Trade accounts receivable, net of allowance for doubtful accounts of ThCh$ 72,491,954 and ThCh$ 89,097,817, respectively	(4)	89,950,371	47,483,444
Notes receivable, net of allowance for doubtful notes	(5)	204,284,331	214,593,001
of ThCh$ 8,341,742 and ThCh$ 6,933,253, respectively	(5)	5,610,309	5,960,648
Miscellaneous accounts receivable	(5)	25,832,519	11,404,984
Notes and accounts receivable from related companies	(6a)	19,628,052	18,201,485
Inventories (net)		16,769,648	19,704,226
Recoverable taxes		16,668,254	21,604,519
Prepaid expenses		9,768,638	8,747,891
Deferred taxes	(7b)	26,565,304	21,155,049
Other current assets	(8)	79,539,046	35,424,445

TOTAL CURRENT ASSETS		562,561,771	415,614,267

PROPERTY, PLANT AND EQUIPMENT
Land	(9)	27,539,330	27,694,719
Constructions and		—	—
infrastructure works		185,582,533	186,799,365
Machinery and equipment		3,282,492,915	3,439,859,750
Other property, plant and equipment		403,388,080	381,777,356
Technical revaluation		9,242,348	9,242,473
Accumulated depreciation (less)		1,934,282,559	2,180,120,508

TOTAL PROPERTY, PLANT AND EQUIPMENT, NET		1,973,962,647	1,865,253,155

OTHER NON-CURRENT ASSETS
Investment in related companies	(10)	39,896,023	10,467,888
Investment in other companies		3,862	3,862
Goodwill	(11a)	185,456,179	161,320,334
Long-term debtors	(5)	52,035,175	30,572,407
Intangibles	(12)	30,878,720	36,111,578
Accumulated amortization (less)	(12)	2,278,546	4,029,581
Others	(13)	17,805,990	9,957,408

TOTAL OTHER ASSETS		323,797,403	244,403,896

TOTAL ASSETS		2,860,321,821	2,525,271,318

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

Back to Contents

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2002 AND 2003
(Restated for general price-level changes and expressed in thousands of constant Chilean Pesos as of September 30, 2003)

	Notes	2002	2003
		ThCh$	ThCh$
LIABILITIES

CURRENT LIABILITIES
Short-term obligations with banks and financial institutions	(14)	18,361,468	19,179,704
Short-term portion of long-term obligations with banks and financial institutions	(14)	43,101,678	56,278,285
Obligations with the public (Promissory notes)	(16a)	—	9,950,159
Obligations with the public (Bonds payable)	(16b)	26,404,718	109,847,734
Long-term obligations maturing		—	—
within a year		485,920	445,284
Dividends payable		200,322	167,675
Trade accounts payable	(33)	131,299,966	131,225,405
Notes payable		87,086	227,226
Other creditors		5,581,526	42,837,408
Notes and accounts payable to related companies	(6b)	11,636,420	19,698,765
Accruals	(17)	25,987,135	9,485,826
Withholdings taxes		13,200,152	9,224,829
Unearned income		2,391,052	7,705,410
Other current liabilities		1,991,074	2,791,897

TOTAL CURRENT LIABILITIES		280,728,517	419,065,607

LONG-TERM LIABILITIES
Obligations with banks and financial institutions	(15)	616,329,289	371,255,246
Bonds payable	(16b)	565,808,796	338,429,064
Notes and accounts payable to related companies	(6b)	25,763,829	22,687,508
Miscellaneous accounts payable		5,686,346	9,021,941
Accruals	(17)	22,810,785	19,106,007
Deferred taxes	(7b)	28,831,336	46,786,562
Other liabilities		10,270,971	4,674,289

TOTAL LONG-TERM LIABILITIES		1,275,501,352	811,960,617

MINORITY INTEREST	(19)	1,216,445	1,261,258

SHAREHOLDERS’ EQUITY	(20)
Paid-in capital		735,741,104	850,980,476
Reserve — equity indexation		9,564,638	10,211,766
Share premium		115,886,504	0
Other reserves		744,278	59,027
Retained earnings		440,938,983	431,732,567
Accumulated earnings		456,881,572	422,223,259
Net income for the period		(15,942,589)	9,509,308

TOTAL SHAREHOLDERS’ EQUITY		1,302,875,507	1,292,983,836

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,860,321,821	2,525,271,318

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

Back to Contents

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2003
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of September 30, 2003)

		2002	2003
		ThCh$	ThCh$

OPERATING RESULTS:
Operating revenues		655,236,368	605,313,097
Operating costs (less)		453,673,387	411,715,396

Gross profit	(21a)	201,562,981	193,597,701
Administrative and selling expenses (less)		99,460,444	105,437,172

OPERATING RESULTS		102,102,537	88,160,529
NON-OPERATING RESULTS:
Financial income		10,661,996	5,946,609
Net income from investments in related companies	(10)	943,088	1,055,334
Other non-operating income	(21b)	12,418,413	11,368,316
Loss from investments in related companies (less)	(10)	473,957	416,366
Amortization of goodwill (less)	(11a)	21,070,577	20,228,782
Financial expenses (less)		64,022,445	49,381,590
Other non-operating expenses (less)	(21c)	30,085,010	7,114,740
Price-level restatement	(22)	(3,399,290)	(408,208)
Exchange differences	(23)	(3,725,219)	1,356,986

NON-OPERATING LOSS, NET		(98,753,001)	(57,822,441)

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		3,349,536	30,338,088
Income taxes	(7c)	(18,544,776)	(20,725,018)
CONSOLIDATED INCOME		(15,195,240)	9,613,070
Minority interest	(19)	(747,349)	(103,762)
Amortization of negative goodwill	(11b)	—	—

NET INCOME FOR THE PERIOD		(15,942,589)	9,509,308

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

Back to Contents

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2003
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of September 30, 2003)

	2002	2003
	ThCh$	ThCh$

NET CASH FLOWS FROM OPERATING ACTIVITIES	235,881,867	199,754,626
Net income for the period	(15,942,589)	9,509,308
Result on sales of assets:	(7,658,655)	(3,851,627)
Loss on sales of property, plant and equipment	313,857	(328,218)
Gain on sales of investments	(7,972,512)	(3,590,114)
Loss on sales of investments	—	66,705
Debits (credits) to income that do not represent cash flows:	290,464,257	243,670,417
Depreciation for the period	200,232,537	200,524,628
Amortization of intangibles	667,314	1,368,919
Provisions and write offs	18,247,456	24,755,771
Net income from investments in related companies	(943,088)	(1,055,334)
Loss from investments in related companies	473,957	416,366
Amortization of goodwill	21,070,577	20,228,782
Price-level restatement	3,399,290	408,208
Exchange differences	3,725,219	(1,356,986)
Other credits to income that do not represent cash flows	(18,459,853)	(6,119,090)
Other debits to income that do not represent cash flows	62,050,848	4,499,153
Changes in operating assets Decrease	10,094,176	(12,417,073)
Trade accounts receivable	(13,049,127)	(16,961,895)
Inventories	9,232,526	(5,124,358)
Other assets	13,910,777	9,669,180
Changes in operating liabilities Increase (decrease)	(41,822,671)	(37,260,161)
Accounts payable related to operating activities	(61,661,320)	(35,522,004)
Interest payable	(5,975,435)	(9,746,958)
Income taxes payable (net)	19,544,702	14,615,026
Other accounts payable related to non-operating activities	6,012,265	(3,860,557)
V.A.T. and other similar taxes payable	257,117	(2,745,668)
Minority interest	747,349	103,762

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

Back to Contents

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2003
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of September 30, 2003)

	2002	2003
	ThCh$	ThCh$

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(149,067,975)	(159,519,635)
Proceeds from loans	13,987,836	—
Obligations with the public	—	19,791,533
Other sources of financing	1,009,775	—
Dividends paid (less)	(1,279,288)	(16,761,793)
Loans paid (less)	(76,751,112)	(92,986,502)
Obligations with the public paid (less)	(75,840,669)	(69,562,873)
Payment of other loans from related companies (less)	(10,194,517)	—
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES	(85,206,602)	(40,305,259)
Sales of property, plant and equipment	542,999	635,197
Sales of permanent investments	28,729,933	33,388,363
Sales of other investments	—	62,392,169
Other investment income	—	206
Acquisition of property, plant and equipment (less)	(50,124,948)	(100,195,617)
Payment of capitalized interest (less)	(3,731,211)	—
Permanent investments (less)	(121,386)	—
Investments in financial instruments (less)	(30,643,331)	(33,362,313)
Other investment activities (less)	(29,858,658)	(3,163,264)

NET CASH FLOWS FOR THE PERIOD	1,607,290	(70,268)

EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	(1,226,629)	(595,929)

NET INCREASE (DECREASE) OF CASH AND CASH EQUIVALENTS	380,661	(666,197)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	87,927,504	21,285,592

CASH AND CASH EQUIVALENTS AT END OF PERIOD	88,308,165	20,619,395

The accompanying notes 1 to 33 are an integral part of these consolidated financial statements

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Translation of financial statements originally issued in Spanish)

1.	Composition of Consolidated Group and Registration in the Securities Registry:

a)	Compañía de Telecomunicaciones de Chile S.A. (Telefónica CTC Chile) is a public corporation registered in the Securities Registry under No. 009 and therefore is subject to oversight by the Chilean Superintendency of Securities and Insurance.

b)	Subsidiaries registered in the Securities Registry:

As of September 30, 2003 the following subsidiaries of the consolidated group are registered with the Securities Registry:

			Participation
	TAXPAYER	Registration	(direct & indirect)
SUBSIDIARIES	NO.	Number	%
			2002	2003

CTC Transmisiones Regionales S.A.(188 Mundo Telefónica)	96.551.670-0	456	99.16	99.16
Globus 120 S.A.	96.887.420-9	694	99.99	99.99

2.	Significant Accounting Principles:

(a)	Accounting period:
The interim consolidated financial statements cover the nine-month periods ended as of September 30, 2003 and 2002.

(b)	Basis of preparation:

These interim consolidated financial statements (hereafter, the interim financial statements) have been prepared in accordance with generally accepted accounting principles in Chile and standards set forth by the Chilean Superintendency of Securities and Insurance.

In the event of discrepancies between generally accepted accounting principles issued by the Chilean Accountants Association and the standards set forth by the Chilean Superintendency of Securities and Insurance, for the Company, the standards of the Superintendency shall prevail over the former.

The interim consolidated financial statements of the Company as of June 30 and December 31 of each year are prepared in order to be reviewed and audited respectively in accordance with current legal requirements. The Company has voluntarily adopted the practice of submitting the quarterly financial statements as of March and September to a review of the interim financial information in accordance with standards established for this type of review, as described in generally accepted auditing standard No. 45, Section No. 722, issued by the Chilean Accountants Association.

(c)	Basis of preparation:
Certain reclassifications have been made to the 2002 financial statements for comparative purposes.

The interim 2002 consolidated financial statements and their notes have been restated off-the-books by 2.9% in order to allow comparison with the 2003 financial statements.

(d)	Basis of consolidation:

These interim consolidated financial statements include assets, liabilities, income and cash flows of the Parent Company and subsidiaries. Significant transactions involving assets, liabilities, income and cash flows between consolidated companies have been eliminated and the participation of minority interests has been reflected and is presented under Minority Interest (see Note 19).

7

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

2.	Significant Accounting Principles, continued:

Companies included in consolidation:

As of September 30, 2003 the consolidated group (The Company) is composed of Compañía de Telecomunicaciones de Chile S.A. and the following subsidiaries:

			Participation Percentage

		2002	2003

TAXPAYER NO.	Company Name	Total	Direct	Indirect	Total

79.727.230-2	CTC Isapre S.A. (6)	99.99	—	—	—
96.545.500-0	CTC Equipos y Servicios de Telecomunicaciones S.A.	99.99	99.99	—	99.99
96.551.670-0	CTC Transmisiones Regionales S.A.(188 Mundo Telefónica)	99.16	99.16	—	99.16
96.961.230-5	Telefonica Gestión de Servicios Compartidos Chile S.A.	99.99	99.90	0.09	99.99
Foreign	CTC International S.A. (1)	100.00	—	—	—
96.786.140-5	Telefónica Móvil S.A.	99.99	99.99	—	99.99
74.944.200-k	Fundación Telefónica Chile	50.00	50.00	—	50.00
96.887.420-9	Globus 120 S.A.	99.99	99.99	—	99.99
96.919.660-3	Telemergencia S.A.	99.99	99.67	0.32	99.99
90.430.000-4	Telefónica Empresas CTC Chile S.A.	99.99	99.99	—	99.99
96.811.570-7	Administradora de Telepeajes de Chile S.A.	79.99	—	79.99	79.99
90.184.000-8	Comunicaciones Mundiales S.A.	99.66	—	99.66	99.66
96.834.320-3	Infoera S.A.	99.99	—	99.99	99.99
78.703.410-1	Tecnonáutica S.A. (2)	99.99	—	99.99	99.99
96.934.950-7	Portal de Pagos e Información S.A. (3)	99.99	—	99.99	99.99
96.893.540-2	Infochile S.A.	99.99	—	99.99	99.99
96.700.900-8	Telefónica Data Chile S.A. (4)	99.99	—	—	—
96.833.930-3	Comunicaciones Empresariales S.A. (5)	99.99	—	—	—

1)	The board of directors’ meeting of CTC International S.A., held in December 2002, approved the liquidation of this company.

2)	On May 2, 2003, Telefónica Empresas S.A. sold its holding in Tecnonáutica S.A. to Infoera S.A., which became owner of 99.99% of the shares of that company.

3)	On May 2, 2003, Tecnonáutica S.A. sold its holding in Infochile S.A. to Portal de Pagos e Información S.A., which became owner of 99.98% of the shares of that company.

4)
The Extraordinary Shareholders’ Meeting of Telefónica Empresas CTC Chile S.A., held on January 28, 2003, approved the merger by incorporation of the subsidiary Telefónica Data Chile S.A., increasing the capital of Telefónica Empresas CTC Chile S.A. by ThCh$ 414 equivalent to the issuance of 2,878 shares.

5)	The Extraordinary Shareholders’ Meeting of Telefónica Data Chile S.A., held in November 2002, approved the incorporation by absorption of the subsidiary Comunicaciones Empresariales S.A.

6)
On September 1, 2003 Telefónica CTC Chile S.A., sold 100% of its participation in this subsidiary for UF 9,175, which resulted Telefónica CTC Chile to recognizing a loss on the sale of the subsidiary of ThCh 66,705.

8

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

2.	Significant Accounting Principles, continued:

(d)	Basis of consolidation, continued

7)
During September 2002, Telefónica CTC Chile sold and transferred 25% ownership of Sonda S.A. to Inversiones Pacífico Limitada and Inversiones Santa Isabel Limitada, companies associated with Mr. Andrés Navarro H. Once this transaction had taken place, Telefónica CTC Chile through its subsidiary Telefónica Empresas CTC Chile S.A., continues to hold 35% ownership in that company.

Additionally on September 26, 2002, Telefónica Empresas signed an agreement with Inversiones Santa Isabel Limitada, which granted it an option to sell 35% of Sonda, which it could exercise between July 16 and 25, 2005, at the book value of the investment as of June 30, 2005, plus a premium of UF 142,021, with a minimum value of UF 2,048,885. on the other hand, in the event Telefónica Empresas does not exercise that option to sell, between July 26 and August 5, 2005 Inversiones Santa Isabel Limitada had an option to purchase the same 35% of Sonda, under the same previously described conditions. Likewise, Inversiones Santa Isabel Ltda. could exercise the option to purchase in advance between July 26 and 31, 2003 or of 2004.

On July 29, 2003, Telefónica Empresas became aware of the decision of Inversiones Santa Isabel Limitada, to exercise the option early to purchase the remaining 35 % of Sonda S.A. . This transaction involved a disbursement by the purchasing company of ThCh$ 33,388,363 (historical) on August 26, 2003, resulting in a charge to income of ThCh$ 6,999,276 before taxes (ThCh$ 5,683,065 net of the tax effect).

(e)	Price-level restatement:

The interim consolidated financial statements have been price-level restated using price-level restatement methodology in accordance with generally accepted accounting principles in Chile, in order to reflect the variation of the currency’s purchasing power during both periods. The accumulated variation in the CPI as of September 30, 2003 and 2002, for beginning balances was 1.2% and 1.3%, respectively.

(f)	Basis of conversion:

Assets and liabilities in US$ (United States dollars), Euros, UF (Unidad de Fomento) and Pound Sterling, have been translated into Chilean pesos at the exchange rates at each period closing date:

YEAR	US$	EURO	UF

2002	748.73	738.392	16,455.03
2003	660.97	770.811	16,946.03

The exchange differences are charged or credited to income for the period.

(g)	Time deposits:

Time deposits are presented at the value of the invested capital plus readjustments, if applicable, and accrued interest as of period end.

9

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

2.	Significant Accounting Principles, continued:

(h)	Marketable securities:

Fixed income securities are carried at their price-level restated purchase price plus accrued interest as of closing date of each period, based on the real interest rate determined on the purchase date or their market value, whichever is less.

Investments in mutual funds units are carried at the value of the unit at each period’s closing date. Investments in shares are presented at their price-level restated cost or market value, whichever is less.

(i)	Inventories:

Equipment destined for sale is carried at price-level restated purchase or development cost or market value, whichever is less.

Inventories estimated to be used during the next twelve months are classified as current assets and their cost is price-level restated. Obsolescence provision has been determined on the basis of a study of materials with slow turnover.

(j)	Subsidies on sale of cellular telephones:

Represents the difference between the cost at which the cellular equipment is acquired from suppliers and their resale value to customers.

The amounts for equipment with prepayment plans are charged to income at the time they are sold. Equipment with a contract has been commercialized as being on loan (commodate), a legal figure in which the equipment is given to subscribers to use free of charge. The purchase cost of this equipment is capitalized as property, plant and equipment (subscriber equipment), and is depreciated over a 24 month period from the date of the contract.

As of June 1, 2002, a customer loyalty policy was implemented and which consists of replacing equipment related to contracts that are more than 18 months old. Based on the above, depreciation provisions have been established for probable early write-off of equipment.

(k)	Allowance for doubtful accounts:

Differentiated percentages are applied when calculating the allowance for doubtful accounts, taking into account age factors and eventual collection management until 100% is reached for debts over 120 days and 180 days for large customers (corporations).

10

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

2.	Significant Accounting Principles, continued:

(l)	Property, plant and equipment:

Property, plant and equipment is presented at price-level restated purchase and/or construction cost.

Property, plant and equipment purchased until December 31, 1979 are presented at appraisal value, as stipulated in Article 140 of D.F.L. No. 4, and those acquired after that date are carried at purchase value, except for those assets that are presented at their appraisal value recorded as of June 30, 1986, in accordance with Circular No. 550 issued by the Chilean Superintendency of Securities and Insurance. All these values have been price-level restated.

Until December 31, 2002, works in progress included the real financial cost of the loans relating to their financing, originated during the construction stage and which could have been avoided had these disbursements not been made. Based on the above, financial cost has been capitalized for ThCh $ 6,818,537 in 2002.

As described in Note 3a, starting January 1, 2003 the Company decided not to capitalize the real financial cost of loans in the cost of construction and/or acquisition of property, plant and equipment.

(m)	Depreciation:

Depreciation has been calculated and recorded based on the values stated above, by applying set factors determined on the basis of the estimated useful lives of the assets. The average annual financial depreciation rate of the Company is approximately 8.24%.

(n)	Leased assets:

Leased assets with a purchase option

Leased assets with a purchase option, whose contracts have the characteristics of a financial lease, are carried in a manner similar to the purchase of property, plant and equipment, recording the full obligation and interest on an accrual basis. The Company does not legally own those assets and as long as it does not exercise the purchase option, it cannot freely dispose of them.

11

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

2.	Significant Accounting Principles, continued:

(ñ)	Intangibles
i)	Underwater cable rights:

Underwater cable rights are rights acquired by the Company for the use of the underwater cable’s transmission capacity. These are amortized over the respective contract term, with a maximum of 25 years.

ii)	Licenses (software):

Software licenses are carried at price-level restated purchase cost. Amortization is calculated using the straight-line method considering the periods in which the license will provide benefits, which does not exceed 4 years.

iii)	License for the use of radioelectric space:

Corresponds to the cost incurred in obtaining licenses for the use of wireless. They are shown at price-level restated value and are amortized over the concession period (30 years from publication in the “Diario Oficial”) of the decrees covering the respective licenses.

(o)	Investments in related companies:

These investments are carried under the equity method, recognizing their income on an accrual basis. Foreign investments have been valued following Technical Bulletin No. 64. Those investments are controlled in dollars, since they are in countries considered unstable under said Bulletin, and their activities are not an extension of the operations of the Parent Company.

(p)	Goodwill and negative goodwill:

Goodwill and negative goodwill are differences arising upon adjustment of the investment cost, at the time of adopting the equity method or when making a new purchase. The goodwill and negative goodwill amortization period has been determined taking into consideration aspects such as the nature and characteristics of the business and the estimated period for return of the investment. Goodwill arising on foreign investments is controlled in US dollars (the same currency in which the investment is controlled), as per Technical Bulletin No. 64 of the Chilean Accountants Association (see Note 11).

(q)	Transactions with resale or repurchase agreements:

Purchases of financial instruments with resale agreements are recorded as a fixed rate placement and classified in Other Current Assets.

12

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

2.	Significant Accounting Principles, continued:

(r)	Obligations with the public:

•
Obligations from bond issuance are presented in liabilities at the par value of the subscribed bonds. The difference between par value and placement value, determined on the basis of real interest originated in the transaction, is deferred and amortized during the term of the respective bond (see Note 16).

•	Obligations from issuance of promissory notes: Are presented in liabilities at their placement value, plus accrued interest (see note 16a).

Direct costs related to bond placement are capitalized and amortized using the straight-line method over the term of the respective bond.

(s)	Income tax and deferred income tax:

Income tax is calculated on the basis of taxable net income. Deferred taxes arising from all temporary differences, tax benefits for tax losses, and other events that create differences between the tax base of assets and liabilities and their accounting basis are recorded in accordance with Technical Bulletins Nos. 60, 68, 69 and 73 issued by the Chilean Accountants Association and in accordance with Circular 1,466 dated January 27, 2000 issued by the Superintendency of Securities and Insurance.

On September 28, 2001 Law No. 19753 was published, increasing the corporate income tax rate to 16% in 2002, 16.5% in 2003 and 17% in 2004 and thereafter. As of September 30 of each year, the accumulated balances of temporary differences reflect the increase in the income tax rate. Deferred income taxes arising due to the increase in the income tax rate are recorded in accordance with Technical Bulletin No. 71 issued by the Chilean Accountants Association. (see Note 7).

(t)	Staff severance indemnities:

The Company’s staff severance indemnities obligation is accrued applying the net present value method to accrued benefit using an annual discount rate of 7%, considering a future permanence until the retirement date of each employee (see Note 18).

Expenses for past services rendered by employees resulting from changes in the actuarial base, are capitalized and amortized over the average length of future permanence of the employees.

(u)	Operating revenues:

The Company’s revenues are recorded on the accrual basis in accordance with generally accepted accounting principles in Chile. Since invoices are issued on dates other than accounting cut-off dates, as of the date of preparation of these financial statements, services rendered and not invoiced have been accrued, and determined on the basis of the contracts and traffic at the current period’s prices and conditions. Amounts for this concept are shown in Trade Accounts Receivable.

Revenues from information services are recorded under the following conditions: sale of hardware and licenses is recorded when the equipment and/or software is delivered, and in the case of revenues from projects, these are recorded according to the progress payments reports approved by the customers and which consider the degree of completion of the respective projects.

13

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

2.	Significant Accounting Principles, continued:

(v)	Foreign currency futures contracts:

The Company has entered into foreign currency futures contracts, representing a hedge against changes in the exchange rate of its obligations in foreign currency.

These instruments are valued in accordance with Technical Bulletin No. 57 issued by the Chilean Accountants Association.

The rights acquired and obligations incurred are detailed in Note 26. The balance sheet only reflects the net right or obligation as of period-end, classified according to the maturity date of each of the contracts, in Other Current Assets or Other Creditors, as applicable. The contract’s implicit insurance premium is deferred and amortized using the straight-line method over the term of the contract.

(w)	Interest rate coverage:

Loan interest covered by interest rate swaps is recorded recognizing the effect of the contracts on the interest rate established in the loans. Rights and obligations for this concept are shown in Other Current Assets or in Other Creditors, as applicable (see Note 26).

(x)	Computer software:

Software purchase cost is deferred and amortized using the straight-line method over a four-year period.

(y)	Research and development expenses:

Research and development expenses are charged to income in the period in which they are incurred. Such expenses have not been significant in recent periods.

(z)	Accumulated deficit in development period of subsidiaries:

In accordance with Circular No. 981 of the Superintendency of Securities and Insurance, the Company has included all disbursements or obligations arising during the development and start up stage of its subsidiaries and which are not assignable to the cost of tangible or nominal assets. This deficit has been absorbed by net income earned by the Company during operations.

(aa)	Accumulated adjustment for conversion differences:

The Company recognizes the difference between the variation in the exchange rate and the consumer price index arising on the price-level restatement of its investments abroad, controlled in US dollars, as well as adjustments for translation differences arising from subsidiaries and related companies that have been recognized for their foreign investments. The balance in this account is credited (charged) to income in the same period in which the gain or loss on the complete or partial disposal of these investments is recognized.

14

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

2.	Significant Accounting Principles, continued:

(ab)	Statement of cash flows:

For the purposes of preparing the Statement of Cash Flows in accordance with Technical Bulletin No. 50 issued by the Chilean Accountants Association and with Circular No. 1,312 issued by the Chilean Superintendency of Securities and Insurance, the Company considers mutual funds, resale agreements and time deposits maturing in less than 90 days as cash and cash equivalents.

Cash flows related to the Company’s line of business and those not defined as from investment or financing activities are included in “Net Cash Flows from Operating Activities”.

(ac)	Correspondents:

The Company has current agreements with foreign correspondents, in which the conditions that regulate international traffic are set, charged or paid according to net traffic exchanges (imbalance) and to the rates set in each agreement.

This exchange is accounted for on an accrual basis, recognizing the costs and income in the period in which they are produced, recording the net balances receivable or payable of each correspondent in “Trade Accounts Receivable” or “Accounts Payable” as applicable.

15

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

3.	Accounting Changes:

a)	Property, plant and equipment financing cost:

Starting January 2003, the Company changed the criteria for capitalizing the real financing costs of the loans related to financing the property, plant and equipment works in progress. This change has meant recognizing a higher charge to income for the period, of approximately ThCh$ 2,200,000, in comparison to 2002.

b)	Change in the reporting entity:

i)
Since the Company no longer owns part of Sonda S.A., the financial statements of Telefónica CTC Chile as of September 30, 2003, have only recognized their 35% equity in the net income of Sonda S.A. earned until June 30, 2003, maintaining the consolidation with that company until August 31, 2002.

For a comparative analysis of the figures, a consolidated statement of income is presented, assuming that for the eight month period ended August 31, 2002, the investment in Sonda S.A. was recorded using only the equity method.

	Jan-Sep 2003	Jan-Sep 2002	Variation
	ThCh$	ThCh$	ThCh$	%

Operating revenues	605,313,097	594,686,447	10,626,650	1.8
Operating costs	517,152,568	494,797,982	22,354,586	4.5
Salaries and employee benefits	42,117,931	48,788,997	(6,671,066)	(13.7)
Depreciation	198,249,390	192,870,602	5,378,788	2.8
Goods and services	171,348,075	160,698,315	10,649,760	6.6
Administrative and selling expenses	105,437,172	92,440,068	12,997,104	14.1

Operating Income	88,160,529	99,888,465	(11,727,936)	(11.7)

Financial income	5,946,609	9,354,629	(3,408,020)	(36.4)
Income from investments in related companies	638,968	1,023,677	(384,709)	(37.6)
Amortization of goodwill	20,228,782	20,515,972	(287,190)	(1.4)
Financial expenses	49,381,590	63,257,360	(13,875,770)	(21.9)
Other income and expenses	(4,253,576)	19,889,720	(24,143,296)	C.S.
Price-level restatement	948,778	(4,914,228)	5,863,006	C.S.

Non-operating income (loss)	(57,822,441)	(98,198,974)	40,376,533	(41.1)
Income before taxes and minority interest	30,338,088	1,689,491	28,648,597	N.A.
Income tax	(20,725,018)	(17,510,014)	(3,215,004)	18.4
Minority interest	(103,762)	(122,066)	18,304	(15.0)

Net income (loss) for the period	9,509,308	(15,942,589)	25,451,897	C.S.

ii)	The sale of the subsidiary Compañía de Teléfonos Isapre S.A. was completed on September 2; its net effect meant a loss of ThCh$ 66,705 with regard to the book value of that investment.

c)	Change in estimate:

As of September 30, 2003, the Company accelerated the amortization of goodwill in the subsidiaries Tecnonáutica S.A. and Infoera S.A. recognizing a higher charge to income for the period of ThCh $ 92,982, reducing the remaining amortization period for such goodwill from 17 to 8 years.

16

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

4.	Marketable Securities:

The balance of marketable securities is as follows:
	2002	2003
	ThCh$	ThCh$

Shares	9,955,727	451,869
Publicly offered promissory notes	74,534,419	46,942,157
Mutual fund units	5,449,582	80,590
Others	10,643	8,828

Total Marketable Securities	89,950,371	47,483,444

Shares

Taxpayer No.	Company Name	Number of Shares	Interest	Market Quote per share	Market Value	Restated Cost
			%	ThCh$	ThCh$	ThCh$

Foreign	New Skies Satellites	5.198	0.057%	4.2699	22,195	252.853
Foreign	Intelsat	288.065	0.057%	—	—	429.674

Value of investment portfolios					22,195	682,527
Adjustment to market value provision					—	(230,658)
Book value of investment portfolio					—	451,869

a)
The Board Meeting held on July 10, 2003, approved the sale of the 2,984,986 shares of Terra Networks S.A., that the Company had through the OPA launched by Telefónica S.A. The price of the OPA was 5.25 Euros per share, which at the exchange rate as of the date in which the sale materialized, resulted in a total selling price of ThCh$ 12,643,411.

Publicly offered promissory notes (Fixed Income)

	Date			Book Value
			Par			Market
Instrument	Purchase	Maturity	Value	Amount	Rate	Value	Provision
			ThCh$	ThCh$		ThCh$	ThCh$

Zero	Dec-2002	Jul-2004	5,922,291	6,750,512	5.40	6,750,512	—
Zero	Dec-2002	Dic-2005	13,217,688	15,161,750	5.85	15,161,750	—
Zero	Dec-2002	Nov-2005	1,682,700	1,929,509	5.85	1,929,509	—
Zero	Dec-2002	Oct-2005	3,526,840	3,971,996	5.07	3,971,996	—

	Sub-Total		24,349,519	27,813,767	—	27,813,767	—

PRD	Sep-2003	Jul-2004	3,965,820	4,236,287	6.00	4,236,287	—
BCD	Sep-2003	Sep-2004	14,541,340	14,892,103	5.00	14,892,103	—

	Total		42,856,679	46,942,157	—	46,942,157	—

17

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

5.	Current and long-term receivables:

The detail of current and long-term receivables is as follows:

	Current

	Up to 90 days		Over 90 up to 1 year		Subtotal	Total Current (net)				Long-term

	2002	2003	2002	2003	2003	2002		2003		2002	2003
Description	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$	%	ThCh$	ThCh$

Trade accounts receivable	269,640,120	288,316,147	11,365,667	10,909,527	299,225,674	204,284,331	100,0	214.593.001	100,0	6.434.140	4.561.896
Standard telephony service	155,140,229	180,019,056	8,967,864	9,167,691	189,186,747	110,160,199	53,93	114.100.404	53,17	6.434.140	4.561.896
Long distance	47,180,698	49,104,593	—	—	49,104,593	42,186,985	20,65	45.268.385	21,09	—	—
Mobile	44,667,572	33,750,701	—	—	33,750,701	28,822,479	14,11	32.140.044	14,98	—	—
Communications companies	20,895,176	19,644,744	2,397,803	1,741,836	21,386,580	21,539,534	10,54	18.072.270	8,42	—	—
Others	1,756,445	5,797,053	—	—	5,797,053	1,575,134	0,77	5.011.898	2,34	—	—
Allowance for doubtful accounts	(72,230,641)	(80,048,828)	(4,490,814)	(4,583,845)	(84,632,673)	—		—		—	—
Notes receivable	13,437,515	14,036,895	748,157	331,037	14,367,932	5,610,309		5.960.648		—	—
Allowance for doubtful notes	(8,575,363)	(8,407,284)	—	—	(8,407,284)	—		—		—	—
Miscellaneous accounts receivable	16,771,318	8,001,101	9,061,201	3,403,883	11,404,984	25,832,519		11.404.984		45.601.035	26.010.511
Allowance for doubtful accounts	—	—	—	—	—	—		—		—	—

					Total long-term receivables					52,035,175	30,572,407

18

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

6.	Balances and transactions with related companies:

a)	Notes and Accounts Receivable

		Short-term		Long-term
Tax No.	Company	2002	2003	2002	2003
		ThCh$	ThCh$	ThCh$	ThCh$

96.942.730-3	Telefónica Mobile Solutions Chile S.A.	2,103	17,043	—	—
Foreign	Telefónica España	809,981	1,039,789	—	—
96.527.390-5	Telefónica Internacional Chile S.A.	—	6,647	—	—
93.541.000-2	Impresora y Comercial Publiguías S.A.	1,278,101	3,470,135	—	—
83.628.100-4	Sonda S.A.	1,805,616	—	—	—
96.834.230-4	Terra Networks Chile S.A.	1,011,874	1,002,256	—	—
96.895.220-k	Atento Chile S.A	417,012	299,990	—	—
96.545.480-2	CTC Marketing e Inform S.A. (Nexcom S.A.)	368,044	291,819	—	—
96.910.730-9	Emergia Chile S.A.	909,793	6,438	—	—
Foreign	Telefónica Data España	386,563	282,105	—	—
Foreign	Telefónica Data EEUU	—	675,008	—	—
Foreign	Terra Networks España	7,604	—	—	—
78.868.230-1	Atento Educación Ltda.	2,514	—	—	—
Foreign	Telefónica procesos Tec. de Información	12,628,847	10,834,576	—	—
59.083.900-0	Telefónica Ingenieria Seguridad	—	4,407	—	—
Foreign	Telefonica Whole Sale International Services	—	271,272	—	—

	TOTAL	19,628,052	18,201,485	—	—

There have been charges and credits to current accounts with these companies due to billing for sales of material, equipment and services.

b)	Notes and Accounts Payable

		Short-term		Long-term
Tax No.	Company	2002	2003	2002	2003
		ThCh$	ThCh$	ThCh$	ThCh$

96.942.730-3	Telefónica Mobile Solutions Chile S.A.	—	2,234,802	—	—
96.527.390-5	Telefónica Internacional Chile S.A.	132,069	396,537	25,763,829	22,687,508
93.541.000-2	Impresora y Comercial Publiguías S.A.	1,707,804	360,013	—	—
96.834.230-4	Terra Networks Chile S.A.	2,182,964	3,670,133	—	—
96.895.220-k	Atento Chile S.A	5,809,139	5,369,001	—	—
96.910.730-9	Emergia Chile S.A.	844,008	260,967	—	—
83.628.100-4	Sonda S.A.	928,122	—	—	—
Foreign	Telefónica procesos Tec. de Información	—	7,076,254	—	—
Foreign	Telefonica Whole Sale International Services	—	271,668	—	—
78.868.200-k	Atento Recursos Ltda.	32,314	59,390	—	—

TOTAL		11,636,420	19,698,765	25,763,829	22,687,508

In accordance with Article 89 of the Chilean Companies Act, all these transactions have been carried out under conditions similar to those prevailing in the market.

The balance in long-term accounts with related entities corresponds to a mercantile current account that Telefónica CTC Chile has signed with Telefónica Internacional Chile S.A.

This mercantile current account is included in a contract denominated in US dollars with undefined maturity dates and which accrues interest at a fixed annual rate of 2.07%.

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

6.	Balances and transactions with related companies:

c)	Transactions

				2002		2003
				ThCh$		ThCh$
		Nature	Description
		of	of		Effect on		Effect on
Company	Tax No.	Relationship	transaction	Amount	income	Amount	income

Telefónica España	Foreign	Parent Co.	Sales and Services	15,007	15,007	—	—
Telefónica Internacional Chile S.A.	96.527.390-5	Parent Co.	Purchases and Services Rendered	264,361	264,361	398,130	398,130
			Financial Expenses	474,502	474,502	435,083	435,083
Impresora y Comercial Publiguías S.A.	93.541.000-2	Associate	Sales and Services	3,934,656	3,934,656	4,269,213	4,269,213
			Purchases and Services Rendered	3,854,155	3,854,155	4,288,469	4,288,469
			Financial Income	—	—	344,237	344,237
			Other Non-operating Income	—	—	1,569,287	1,569,287
Terra Networks Chile S.A.	96.834.230-4	Associate	Sales and Services	2,355,190	2,355,190	3,194,870	3,194,870
			Purchases and Services Rendered	143,043	143,043	420,972	420,972
Atento Chile S.A	96.895.220-k	Associate	Sales and Services	1,074,888	1,074,888	614,494	—
			Purchases and Services Rendered	10,020,750	10,020,750	8,974,736	8,974,736
			Other Non-operating Income	20,729	20,729	12,587	12,587
Emergia Chile S.A.	96.910.730-9	Associate	Sales and Services	914,083	914,083	291,543	291,543
			Purchases and Services Rendered	35,009	35,009	30,296	30,296
			Other Non-operating Income	12,500	12,500	12,043	12,043
Telefonica Whole Sale International Services	Foreign	Associate	Sales and Services	—	—	229,570	229,570
			Purchases and Services Rendered	—	—	1,103,625	1,103,625
Atento Recursos Ltda.	78.868.200-k	Associate	Sales and Services	354,359	354,359	13,274	13,274
Telefonica. Procesos y Tecnología de Información S.A.	Foreign	Associate	Sales and Services	417,789	417,789	—	—

The conditions of the Mandate and Mercantile Current Account are short and long-term respectively. In the case of Telefónica Internacional Chile S.A. it is denominated in US dollars, accruing interest at a variable rate which adjusts to market conditions (US$ + Market Spread).

In the case of Sales and Services Rendered, these mature in the short-term (less than a year) and the maturity conditions for each case vary based on the transaction that produces them.

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

7.	Income tax and deferred taxes:

a)	General information:

As of September 30, 2003 the Parent Company recorded a first category tax provision based on current legal regulations since it has positive taxable income of ThCh$ 13,811,623. As of September 30, 2002 it did not record a first category income tax provision since it had accumulated tax losses amounting to approximately ThCh$ 140,000,000. Likewise as of September 30, 2003 and 2002 certain subsidiaries have accumulated tax losses of ThCh$ 272,840,212 and ThCh$ 118,904,847, respectively.

As of September 30, 2003 and 2002, the first category income tax provision in subsidiaries with positive taxable income is ThCh$ 30,391,506 and ThCh$ 15,418,219, respectively.

As of September 30, 2003 the subsidiaries with a positive balance in Taxed Retained Earnings and the related credits are detailed in the following table:

Subsidiaries	Taxed Retained Earnings w/15% credit	Taxed Retained Earnings w/16% credit	Taxed Retained Earnings w/16.5% credit	Taxed Retained Earnings W/o credit	Amount of credit
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

CTC Equipos y Servicios de Telecomunicaciones S.A.	18	2,801,638	9,358,101	1,865,307	2,077,746
CTC Transmisiones Regionales S.A.	—	15,383,464	2,184,140	486,861	3,290,625
Globus 120 S.A.	2,092,814	792,904	606,672	240,983	620,452
Telefónica Empresas CTC Chile S.A.	605,733	7,080,202	183,573	8,080	1,485,820
Comunicaciones Mundiales S.A.	245,885	66,921	47,128	22,048	63,915

Total	2,944,450	26,125,129	12,379,614	2,623,279	7,538,558

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

7.	Income tax and deferred taxes, continued:

b)	Deferred taxes:

As of September 30, 2002 and 2003, net deferred tax assets (liabilities) arising on temporary differences of ThCh$ (2,266,033) and ThCh$ (25,632,513), respectively are analyzed as follows:

Description	2002				2003
	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term

Temporary differences
Allowance for doubtful accounts	18,414,767	—	—	—	18,268,900	—	—	—
Vacation provision	789,369	—	—	—	670,517	—	—	—
Tax benefits for tax losses	1,799,375	45,529,359	—	—	164,941	20,048,883	—	—
Staff severance indemnities	—	1,346,858	—	8,226,021	—	922,783	—	6,551,640
Leased assets and liabilities	—	685,449	—	11,920	67,692	70,380	—	126,109
Property, plant and equipment	—	4,635,345	—	212,235,133	100,648	5,292,474	—	200,483,830
Software	—	—	—	6,612,396	—	—	—	561,946
Deferred charge on sale of assets	—	—	—	3,963,998	—	—	—	2,727,210
Unearned income	—	188,457	—	—	487,115	—	—	—
Tax value difference for temporary investments (Terra)	3,461,110	—	—	—	—	—	—	—
Other events	2,800,766	528,512	10,313	839,221	1,404,491	106,112	9,255	1,338,052

Subtotal	27,265,387	52,913,980	10,313	231,888,689	21,164,304	26,440,632	9,255	211,788,787

Complementary accounts net of accumulated amortization	(689,769)	(15,300,623)	—	(165,443,996)	—	(10,077,857)	—	(148,639,450)

Subtotal	26,575,618	37,613,357	10,313	66,444,693	21,164,304	16,362,775	9,255	63,149,337

Tax reclassification	(10,314)	(37,613,357)	(10,313)	(37,613,357)	(9,255)	(16,362,775)	(9,255)	(16,362,775)

Total	26,565,304	—	—	28,831,336	21,155,049	—	—	46,786,562

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

7.	Income taxes and deferred income taxes, continued:

c)	Breakdown of income taxes:

The current tax expense presented in the following table is based on the determination of taxable income, net of credits for donations, training expenses and other credits.

Description	2002	2003
	ThCh$	ThCh$

Tax expense before tax benefits (income tax)	4,862,641	18,769,680
Current tax expense (Flat Article No. 21 — 35%)	216,452	70,611
Adjustment of tax expense (prior year)	—	(96,268)

Income tax subtotal	5,079,093	18,744,023

— Effect of deferred tax assets or liabilities for the period	2,681,596	9,017,052
— Tax benefit for tax losses (1)	—	(13,946,756)
— Effect of amortization of deferred tax assets and liabilities complementary accounts	10,784,087	6,910,699

Deferred tax subtotal	13,465,683	1,980,995

Total income tax expense	18,544,776	20,725,018

(1)	Income tax for the 2003 period amounts to ThCh$ 4,797,267 after applying the tax benefit for tax losses.

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

8.	Other Current Assets:

The detail of other current assets is as follows:

	2002	2003
	ThCh$	ThCh$

Fixed income securities purchased with resale agreement	8,027,355	9,204,230
Collective negotiation bonus to be amortized (a)	1,003,872	1,076,681
Adjustment to market value for cellular equipment to be commercialized (c)	4,114,086	3,122,435
Exchange insurance premiums to be amortized	2,844,853	981,024
Telephone directories for connection program	8,044,328	6,002,894
Higher discount rate of bonds to be amortized (note 24)	882,450	502,461
Disbursements for placement of bonds to be amortized (note 24)	1,904,454	1,549,543
Disbursement of negotiable instruments (note 24)	—	25,782
Disbursements for foreign financing proceeds to be amortized (b)	832,449	659,270
Exchange difference insurance debtors (net of partial liquidations)	50,580,817	10,915,357
Deferred charges for modification of staff severance indemnities discount rate (net)	114,419	126,687
Others	1,189,963	1,258,081

Total	79,539,046	35,424,445

(a)
In June 2002, the Company signed a 2-year collective contract with a part of its employees (3 years for Telefónica Móvil employees) granting them, among other benefits, a special negotiation bonus. This bonus was paid between June and July of 2002 (for Telefónica Móvil employees, a second installment of ThCh$ 440,000 (historical) will be paid in May 2004). The total benefit which amounts to Ch$ 2,494,544 (historical), is being deferred using the straight-line method during the term of the respective collective contracts. The long-term portion is shown under “Other” long-term (see note 13).

(b)
This amount corresponds to the cost (net of amortization) of the reserve paid to the Banco Central de Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan.

(c)	Corresponds to adjustment to market value for cellular equipment held in inventory at period-end, which is charged to results in accordance with the method of negotiation, contract or prepayment.

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

9.	Property, plant and equipment:

The detail of property, plant and equipment is as follows:

	2002		2003

Description	Accumulated depreciation	Gross prop., plant and equipment	Accumulated depreciation	Gross prop., plant and equipment
	ThCh$	ThCh$	ThCh$	ThCh$

Land	—	27,539,330	—	27,694,719
Construction and Infrastructure Works	70,083,287	185,582,533	72,932,710	186,799,365
Machinery and equipment	1,728,233,694	3,282,492,915	1,902,916,784	3,439,859,750
Central office telephone equipment	882,811,084	1,519,731,145	974,175,624	1,620,012,394
External plant	599,432,273	1,372,741,058	644,884,222	1,391,928,430
Subscribers’ equipment	211,743,956	353,940,970	252,796,652	392,340,708
General equipment	34,246,381	36,079,742	31,060,286	35,578,218
Other Property, Plant and Equipment	125,506,768	403,388,080	193,839,920	381,777,356
Office furniture and equipment	76,807,387	141,177,924	91,807,638	132,959,817
Projects, work in progress and their materials	—	141,173,719	—	112,082,247
Leased assets (1)	4,102,614	11,383,817	4,198,958	10,707,695
Property, plant and equipment temporarily out of service	7,783,831	15,504,168	13,705,305	20,665,161
Software and others	36,812,936	94,148,452	84,128,019	105,362,436
Technical revaluation-Circular 550	10,458,810	9,242,348	10,431,094	9,242,473

Total	1,934,282,559	3,908,245,206	2,180,120,508	4,045,373,663

(1)
As of September 2003 this caption mainly considers: ThCh$ 5,524,373 gross value for purchase of administrative offices with accumulated depreciation of ThCh$ 626,135 with contract terms of 15 years from 1996, ThCh$ 3,245,316 gross value for electronic and computer equipment with accumulated depreciation of ThCh$ 2,980,657 with 12-year contract terms from 1994. In addition there is ThCh$ 984,277 gross value of long distance transmission equipment with accumulated depreciation of ThCh$ 215,311 with 18-year contract terms from 1996.

The balance of gross property, plant and equipment includes capitalized interest until December 2002, of ThCh$ 210,521,236 and ThCh$ 211,261,397 in 2002 and 2003, respectively. Accumulated depreciation of this interest amounts to ThCh$ 77,678,175 and ThCh$ 97,150,381 in 2002 and 2003, respectively.

Depreciation for the periods was charged to operating costs for ThCh$ 199,048,570 and ThCh$ 198,249,390, for 2002 and 2003, respectively. Property, plant and equipment temporarily out of service, made up mainly of the cable TV networks of La Serena not transferred in the sale of assets to Cordillera Comunicaciones, resulted in a depreciation charge of ThCh$ 1,183,967 in 2002 and ThCh$ 2,498,506 in 2003, which is classified in Other Non-operating Expenses.

The detail by caption of the technical revaluation is as follows:

Description	Property, plant and equipment 2002	Net Balance	Accumulated Depreciation	Property, plant and equipment 2003
	ThCh$	ThCh$	ThCh$	ThCh$

Land	(476,687)	(478,317)	—	(478,317)
Construction and infrastructure works	(4,588,149)	(1,005,994)	(3,580,524)	(4,586,518)
Machinery and equipment	14,307,184	295,690	14,011,618	14,307,308

Total	9,242,348	(1,188,621)	10,431,094	9,242,473

Depreciation of the technical revaluation surplus for the period amounts to ThCh$ (24,245) in 2002 and ThCh$ (21,945) in 2003.

Gross property, plant and equipment includes assets that have been totally depreciated amounting to ThCh$ 512,029,604 in 2002 and ThCh$ 661,289,617 in 2003, which include ThCh$ 12,113,554 and ThCh$ 12,015,474, respectively, for technical revaluation.

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

10.	Investments in Related Companies:

The breakdown of investments in related companies is as follows:

			Currency		Holding		Shareholders’ equity		Income for						Unearned		Investment
		Country	controlling		percentage		of the companies		the year		Accrued income		Equity Value		Income		book value
		of	the	No. of
Taxp. No.	Company	origin	investment	shares	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003
					%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular participación S.A. (1)	Brasil	Dólar	400,999,739	2.61	2.61	146,360,958	182,477,471	3,704,215	2,194,998	96,680	57,289	3,820,021	4,762,662	—	—	3,820,021	4,762,662
93.541.00- 0-2	Impresora y Comercial Publiguías S.A.	Chile	Pesos	45,648	9.00	9.00	26,135,744	31,530,056	7,801,622	9,759,690	702,146	878,372	2,352,217	2,837,705	—	—	2,352,217	2,837,705
96.922.95- 0-1	Empresa de Tarjetas Inteligentes S.A. (1)	Chile	Pesos	271,615	20.00	20.00	602,535	456,195	(534,005)	(133,083)	(106,801)	(26,617)	120,507	91,239	—	—	120,507	91,239
96.895.22- 0-K	Atento Chile S.A. (1)	Chile	Pesos	3,209,374	28.84	28.84	9,244,380	9,626,501	71,608	414,956	20,651	119,673	2,666,079	2,776,282	—	—	2,666,079	2,776,282
96.725.40- 0-2	Sonda S.A. (1) (2)	Chile	Pesos	—	35.00	—	87,040,726	—	(1,043,143)	—	(365,100)	(389,749)	30,464,254	—	—	—	30,464,254	—
In develop ment	Bolsa de Oportunidades de Negocios S.A.	Chile	Pesos	—	19.00	—	2,088,263	—	—	—	—	—	396,770	—	—	—	396,770	—
In development	Time Interating	Chile	Pesos	—	10.25	—	743,171	—	—	—	—	—	76,175	—	—	—	76,175	—
96.571.69- 0-4	Servibanca S.A.	Chile	Pesos	—	43.33	—	—	—	220,902	—	95,717	—	—	—	—	—	—	—
96.768.41- 0-4	Payroll S.A.	Chile	Pesos	—	33.33	—	—	—	83,690	—	27,894	—	—	—	—	—	—	—
96.539.38- 0-3	Ediciones Financieras S.A.	Chile	Pesos	—	6.66	—	—	—	(30,871)	—	(2,056)	—	—	—	—	—	—	—
Total													39,896,023	10,467,888			39,896,023	10,467,888

(1)	Recognition of income for this company is that accrued for Agost 2002 and 2003.
(2)	“As indicated in Note 2d, as of September 2002 the Company no longer has a majority or controlling interest in Sonda S.A. It now recognizes 35% equity in the Company.”

During September 2002, Telefónica Empresas sold and transferred 25% ownership in Sonda S.A., to Inversiones Pacífico Limitada and Inversiones Santa Isabel Limitada, companies linked to Mr. Andrés Navarro. This operation meant disbursements on the part of the purchasing companies amounting to ThCh$ 27,920,701 (historical), implying for Telefónica Empresas a net effect on income (loss), amounting to ThCh$ 1,889,316, product of proportional extraordinary amortization of goodwill in relation to the percentage sold and to the difference between the book value of the investment and the amount received. Once this transaction was carried out, Telefónica Empresas had a 35% holding in that company.

Additionally, on September 26, Telefónica Empresas signed an agreement with Inversiones Santa Isabel Limitada, which granted it an option to sell 35% of Sonda, which it could exercise between July 16 and 25, 2005, at the book value of the investment as of June 30, 2005, plus a bonus of UF 142,021, with a minimum value of UF 2,048,885. In case Telefónica Empresas does not exercise such option to sell, between July 26 and August 5, 2005, Inversiones Santa Isabel Limitada has an option to purchase the same 35% of Sonda, under the same conditions as above.

Likewise, Inversiones Santa Isabel Limitada can exercise the option to purchase in advance between July 26 and 31, 2003, at the book value on June 30, 2003, plus a bonus of UF 96,000, with a minimum price of UF 1,983,185, or between July 26 and 31, 2004, at the book value of June 30, 2004, plus a bonus of UF 119,000 with a minimum price of UF 2,003,260.

On July 29, 2003, Telefónica Empresas became aware of the decision of Inversiones Santa Isabel Limitada, to anticipate and exercise the purchase option for the remaining 35% of Sonda S.A. This transaction meant a disbursement on the part of the purchasing company of ThCh$ 33,388,363 (historical), implying an effect on income, before taxes amounting to ThCh$ 6,999,276, (ThCh$ 5,683,065 net of tax effect).

As of the date of these financial statements there are no liabilities for hedge instruments assigned to foreign investments. The Company has the intention of reinvesting net income from foreign investments on a permanent basis, therefore there is no net income that is potentially remittable.

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

11.	Goodwill and negative goodwill:

(a)	Goodwill:

The detail of goodwill is as follows:

			2002		2003

Taxpayer No.	Company	Year	Amount amortized in the period	Balance of Goodwill	Amount amortized in the period	Balance of Goodwill
			ThCh$	ThCh$	ThCh$	ThCh$

Foreign	Consorcio Telefónica do Brasil	2001	131,657	2,918,645	131,657	2,742,620
90.430.000-4	CTC Globus S.A.	1998	812,279	17,436,883	812,279	16,350,868
78.703.410-1	Tecnonáutica S.A.	1999	49,809	1,166,663	107,747	1,043,309
96.786.140-5	Telefónica Móvil	1997	7,391,414	150,373,307	7,391,414	140,491,013
96.834.320-3	Infoera	1999	31,359	720,808	66,403	643,838
96.811.570-7	Telepeajes S.A.	2001	35,901	80,413	29,084	48,686
83.628.100-4	Sonda S.A. (a)	1999	11,752,768	12,547,989	11,690,198	—
Foreign	Sonda Uruguay	1999	97,101	—	—	—
Foreign	Setco S.A. (Uruguay)	1999	95,318	—	—	—
Foreign	Sonda del Ecuador	1997	26,659	—	—	—
96.571.690-4	Servibanca	2000	24,840	—	—	—
96.768.410-4	Payroll	1999	1,261	—	—	—
96.894.490-8	Puerto Norte	2000	881	—	—	—
96.895.220-K	Atento Chile S.A.	2001	269,188	86,771	—	—
Foreign	Sonda Bancos	2001	6,684	—	—	—
Foreign	Sonda Perú	2001	3,409	—	—	—
Foreign	Bismark (México)	2001	3,292	—	—	—
Foreign	Tecnoglobal S.A.	2001	36,783	—	—	—
Foreign	Bac Financiero	2001	62,022	—	—	—
96.833.930-3	Telef. Comun. Empresariales	2001	41,597	124,700	—	—
96.590.960-5	Tecnópolis	2001	1,367	—	—	—
Foreign	Track S.A.	2002	1,613	—	—	—
Foreign	Sonda Do Brasil	2002	193,375	—	—	—

	Total		21,070,577	185,456,179	20,228,782	161,320,334

The goodwill amortization period has been determined considering aspects such as; nature and characteristics of the business and estimated period of return of the investment.

a)
For 2002, amortization of goodwill includes ThCh$ 9,141,600, as extraordinary amortization of the sale of 25% of the holdings of Telefónica Empresas in Sonda S.A. Product of the sale of the 35% holding had in this company in July 2003, the balance of goodwill maintained as of that date, in the amount of ThCh$ 9,808,257 was amortized.

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

12.	Intangibles:

	2002 ThCh$	2003 ThCh$

Underwater cable rights (gross)	19,155,852	24,134,071
Accumulated amortization previous period	(584,774)	(2,370,053)
Amortization for the period	(1,562,341)	(664,450)
Licenses (Software) (gross)	2,355,838	2,355,838
Accumulated amortization previous period	—	(263,907)
Amortization for the period	(131,431)	(463,902)
Licenses for use of wireless (gross)	9,367,030	9,621,669
Accumulated amortization previous period	—	(26,702)
Amortization for the period	—	(240,567)

Total Net Intangibles	28,600,174	32,081,997

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

13.	Others (from Other Assets):

The detail of Others is as follows:

	2002	2003
	ThCh$	ThCh$

Disbursements for obtaining external financing to be amortized (see note 8b)	2,293,560	1,401,281
Collective negotiation bonus (see note 8a)	1,353,751	422,249
Bond issue expenses to be amortized (see note 24)	4,930,834	2,654,504
Leased vehicles	405,279	246,784
Higher discount rate of bonds to be amortized (see note 24)	5,113,150	3,553,587
Deferred charge for modification of staff severance indemnities discount rate (net)	566,926	—
Deferred exchange insurance premiums to be amortized	594,452	141,334
Rental of telephone posts paid in advance	1,672,613	478,089
Guarantee deposits	258,746	297,305
Others	616,679	762,275

Total	17,805,990	9,957,408

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

14	Short-term obligations with banks and financial institutions:

The breakdown of short-term obligations with banks and financial institutions is as follows:

	Bank or financial institution	US$			U.F.		$		TOTAL
Taxp. No.	Short-term	2002	2003		2002	2003	2002	2003	2002	2003
		ThCh$	ThCh$		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

97.015.000-5	BANCO SANTANDER SANTIAGO	—	—		—	—	—	9,876,369	—	9,876,369
97.030.000-7	BANCO ESTADO	—	—		9,378,507	—	—	9,303,335	9,378,507	9,303,335
97.008.000-7	BANCO CITIBANK	—	—		8,952,091	—	—	—	8,952,091	—
97.004.000-5	BANCO DE CHILE	—	—		30,870	—	—	—	30,870	—

	Total	—	—		18,361,468	—	—	19,179,704	18,361,468	19,179,704

	Capital owed	—	—		17,896,447	—	—	19,099,879	17,896,447	19,099,879

	Average annual interest rate	—	—		1.37%	—	—	3.89%	1.37%	3.89%

	Short-term portion of long-term

Foreign	ABN AMRO BANK	1,988,995	1,067,095		—	—	—	—	1,988,995	1,067,095
Foreign	BANCO BILBAO VIZCAYA ARGENTARIA	19,344,704	17,274,736		—	—	—	—	19,344,704	17,274,736
97.008.000-7	BANCO CITIBANK	9,585,030	7,150,504		—	—	—	—	9,585,030	7,150,504
97.015.000-5	BANCO SANTANDER SANTIAGO	—	—		10,342,453	30,785,950	—	—	10,342,453	30,785,950
79.561.240-8	CHASE MANHATTAN BANK	459,022	—		—	—	—	—	459,022	—
97.006.000-6	BANCO CREDITO INVERSIONES	—	—		1,381,474	—	—	—	1,381,474	—

	Total	31,377,751	25,492,335		11,723,927	30,785,950	—	—	43,101,678	56,278,285

	Capital owed	27,535,540	23,623,368		11,195,862	30,121,568	—	—	38,731,402	53,744,936

	Average annual interest rate	2.50%	1.69%		2.59%	5.09%	—	—	2.52%	3.55%

	Percentage of obligations in foreign currency:	51.05%	for 2002	and	33.78%	for 2003
	Percentage of obligations in national currency:	48.95%	for 2002	and	66.22%	for 2003

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

15	Long-term obligations with banks and financial institutions:

Long-term obligations with banks and financial institutions:

			Years to maturity for long-term portion						Total
		Currency					Long-term		amount	Long-term
		or					portion		of principal	portion
	Bank or Financial	Indexation					as of		owed	as of
Taxp. No.	Institution	Index	1 to 2		2 to 3	3 to 5	30-09-2003		30-09-2003	31-03-2003
			ThCh$		ThCh$	ThCh$	ThCh$		ThCh$	ThCh$

	LOANS IN DOLLARS
Foreign	ABN AMRO BANK (2)	US$	—		69,401,850	128,889,150	198,291,000	Libor + 1,063%	198,291,000	269,650,712
Foreign	BANCO BILBAO VIZCAYA ARGENTARIA	US$	132,194,000		—	—	132,194,000	Libor + 1,056%	132,194,000	—
97.008.000-7	BANCO CITIBANK	US$	7,099,118		3,549,560	—	10,648,678	Libor + 0,57%	10,648,678	194,033,822
79.561.240-8	CHASE MANHATTAN BANK (1)	US$	—		—	—	—	—	—	92,451,673

	SUBTOTAL		139,293,118		72,951,410	128,889,150	341,133,678	2.29%	341,133,678	556,136,207

	LOANS IN UNIDADES DE FOMENTO
97.015.000-5	BANCO SANTANDER SANTIAGO	UF	30,121,568		—	—	30,121,568	Tab 90 + 0,95%	30,121,568	60,193,082

	SUBTOTAL		30,121,568		—	—	30,121,568	—	30,121,568	60,193,082

	TOTAL		169,414,686		72,951,410	128,889,150	371,255,246	2.51%	371,255,246	616,329,289

	Percentage of obligations in foreign currency:	91.89%	in 2003	and	90.23%	in 2002
	Percentage of obligations in local currency:	8.11%	in 2003	and	9.77%	in 2002

(1)	In April and June 2003, the Company prepaid loans in the amount of US$ 90,000,000 and US$ 30,000,000 which it had with this bank.
(2)	In April 2003, the Company renegotiated this loan, which allowed it to extend the expiry date from December 2003 to April 2008, in addition to changing the agent bank which was Citibank N.A.

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

16.	Obligations with the Public:

a)	Promissory Notes:

On January 27, 2003, Telefónica CTC Chile registered a line of negotiable instruments in the securities registry, inscription number No. 5. The maximum amount of this line is ThCh$ 35,000,000, where all placements charged to this line may not exceed the mentioned amount. The term of this line shall be 10 years from the date of registration with the Superintendency of Securities and Insurance. The interest rate shall be defined at each issuance of these negotiable instruments.

On June 26, 2003, Telefónica CTC Chile, placed ThCh$ 20,000,000 in two series (A and B) of negotiable instruments. In this case, the placing agent was Scotiabank Sud Americano. The detail of the current amount of this transaction is described below:

Registration number or identification of the instrument		Current nominal amount placed				Book value
			Bond readjustment unit	Interest rate	Final maturity			Placement in Chile or abroad
						2002 ThCh$	2003 ThCh$
	Series

Short-term promissory notes 005	B	10,000,000	Non-indexed Ch$	0.2974	Nov 20, 2003	—	9,950,159	Chile

				Totales		—	9,950,159

On September 24, 2003 Series A of this placement was paid at its maturity date for the nominal amount of ThCh$ 10,000,000.

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

16.	Obligations with the public, continued:

b)	Bonds

The breakdown of obligations with the public for bond issues, classified as short and long-term is as follows:
Registration number or identification of the instrument		Current nominal amount placed
			Bond readjustment unit	Interest rate	Final maturity	Frequency		Par value		Placement in Chile or abroad

	Series					Interest payment	Amortizations	2002	2003
				%				ThCh$	ThCh$

Short-term portion of long-term bonds
143.27.06.91	E (e)	—	U.F.	6.000	Apr.2003	Semi-annual	Semi-annual	5,434,449	—	Chile
143.27.06.91	F	71,429	U.F.	6.000	Apr.2016	Semi-annual	Semi-annual	1,667,711	1,636,337	Chile
177.12.08.94	H (b)	—	U.F.	5.800	Aug.2006	Semi-annual	Semi-annual	9,189,562	—	Chile
177.12.08.94	I (c)	—	U.F.	5.500	Aug.2015	Semi-annual	Semi-annual	2,674,507	—	Chile
203.23.04.98	K	7,576	U.F.	6.750	Feb.2020	Semi-annual	Semi-annual	555,258	684,099	Chile
Issued in New York	Yankee Bonds	—	US$	7.625	Jul.2006	Semi-annual	Maturity	3,297,871	2,760,229	Abroad
Issued in New York	Yankee Bonds	—	US$	8.375	Jan.2006	Semi-annual	Maturity	2,516,847	1,995,487	Abroad
Issued in Luxembourg	Eurobonds (a)	—	EURO	5.375	Aug.2004	Semi-annual	Maturity	1,068,513	102,771,582	Abroad

							Total	26,404,718	109,847,734

Long-term bonds
143.27.06.91	F	857,143	U.F.	6.000	Apr.2016	Semi-annual	Semi-annual	15,722,525	14,525,169	Chile
177.12.08.94	H (b)	—	U.F.	5.800	Aug.2006	Semi-annual	Semi-annual	25,397,925	—	Chile
177.12.08.94	I (c)	—	U.F.	5.500	Aug.2015	Semi-annual	Semi-annual	25,397,925	—	Chile
203.23.04.98	K	3,992,424	U.F.	6.750	Feb.2020	Semi-annual	Semi-annual	67,727,799	67,655,741	Chile

Emitidos en New York	Yankee Bonds (d)	187,685,000	US$	7.625	Jul.2006	Semi-annual	Maturity	154,086,121	124,054,154	Abroad
Emitidos en New York	Yankee Bonds	200,000,000	US$	8.375	Jan.2006	Semi-annual	Maturity	154,086,121	132,194,000	Abroad
Emitidos en Luxemburgo	Eurobonos (a)	132,200,000	EURO	5.375	Aug.2004	Semi-annual	Maturity	123,390,380	—	Abroad

							Total	565,808,796	338,429,064

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

16.	Obligations with the Public, continued:

b)	Bonds, continued:

a)	Since June 2002, Telefónica CTC Chile has made partial purchases of its placement denominated in euros; at this period-end the early redemption of this placement amounts to 67.8 million euros.

b)	During November 2002, Telefónica CTC Chile prepaid this bond placement, paying the full balance of capital (UF) plus interest accumulated as of that date.

c)	During May 2003, Telefónica CTC Chile prepaid this bond placement of, paying the full capital balance (UF) plus interest accumulated as of that date.

d)
During May 2003, Telefónica CTC Chile made a partial repurchase of 12.3 million dollars of its placement denominated in that same currency; this repurchase was made at a price of 111.05% of par value, which meant a payment of 13.68 million dollars, plus interest accrued as of that date on the nominal amount of the repurchase.

e)	In April 2003, the last installment of this issuance was paid.

These transactions have implied recognizing a charge to income for the balances off “Disbursements for bond placements to be amortized”, as well as the expenses corresponding to “Higher discount rate of bonds to be amortized”.

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

17.	Accruals:

The detail of accruals shown in liabilities is as follows:

	2002	2003
	ThCh$	ThCh$

Current	95,823	226,128
Staff severance indemnities	4,904,158	3,944,216
Vacation	25,859,555	8,789,362
Other employee benefits (a)	(4,872,401)	(3,473,880)
Employee benefit advances	25,987,135	9,485,826

Long-term
Staff severance indemnities	22,810,785	19,106,007

Total	48,797,920	28,591,833

(a)	Includes provisions for the following concepts: statutory bonus, annual vacation bonus, scholarships, Christmas bonus and others.

During the 2002 and 2003 periods, there were no write-offs for any concept.

18.	Staff severance indemnities:

The detail of the charge to income for staff severance indemnities is as follows:

	2002	2003
	ThCh$	ThCh$

Operating costs and administration and selling expenses	2,943,240	3,356,222

Total charge to income	2,943,240	3,356,222

Payments in the period	(503,345)	(1,371,557)

19.	Minority interest:

Minority interest includes recognition of the portion of equity and income of subsidiaries pertaining to third parties. The detail is as follows:

	Percentage Minority Interest		Participation in equity September 30,		Participation in net income (loss) for the period ended September 30,
Subsidiaries
	2002	2003	2002	2003	2002	2003
	%	%	ThCh$	ThCh$	ThCh$	ThCh$

Soc. Nacional de Procesamiento de Datos S.A.	40.01	—	—	—	625,365	—
Administradora de Telepeajes de Chile S.A.	19.99	19.99	32,089	17,694	(9,245)	(11.932)
CTC — Transmisiones Regionales S.A.	0.84	0.84	982,040	1,083,633	108,325	146.739
Fundación Telefónica	50.00	50.00	196,149	154,504	22,855	(31.145)
Comunicaciones Mundiales	0.34	0.34	6,167	5,397	49	94
CTC Equipos y Servicios S.A.	—	0.00	—	30	—	6

Total			1.216.445	1,261,258	747,349	103,762

(a)	Corresponds to the participation of third parties in the income of this subsidiary which was consolidated until August 2002.

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

20.	Shareholders’ Equity

During the 2002 and 2003 periods, changes in shareholders’ equity accounts are as follows:

								Accumulated	Net (loss)
					Reserva			deficit	income	Total
	Paid-in	Price-level	Contributed	Other	futuros	Retained	Dividendos	development	for	shareholders’
	capital	Restatement	surplus	reserves	Dividendos	earnings	provisorios	period	the period	equity
	ThCh$	ThCh$	ThCh$	ThCh$	M$	ThCh$	M$	ThCh$	ThCh$	ThCh$
2002
Balances as of December 31, 2001	715,017,592	—	111,177,044	1,536,666	—	435,806,854	—	(371,667)	4,111,658	1,267,278,147
Transfer of 2001 net income to retained earnings	—	—	—	—	—	4,111,658	—	—	(4,111,658)	—
Absorption of accumulated deficit development period	—	—	—	—	—	(371,667)	—	371,667	—	—
Final dividend 2001	—	—	—	—	—	(1,233,497)	—	—	—	(1,233,497)
Adjustment of foreign investment conversion reserve	—	—	—	(833,329)	—	—	—	—	—	(833,329)
Price-level restatement	—	9,295,229	1,445,302	19,977	—	5,699,308	—	—	—	16,459,816
Net income for the period	—	—	—	—	—	—	—	—	(15,493,536)	(15,493,536)

Balance as of September 30, 2002	715,017,592	9,295,229	112,622,346	723,314	—	444,012,656	—	—	(15,493,536)	1,266,177,601

Restated balances as of September 30, 2003	735,741,104	9,564,638	115,886,504	744,278	—	456,881,572	—	—	(15,942,589)	1,302,875,507

2003
Balances as of December 31, 2002	736,468,120	—	114,512,356	1,924,736	—	451,465,216	—	—	(17,680,376)	1,286,690,052
Transfer of 2002 loss to retained earnings	—	—	—	—	—	(17,680,376)	—	—	17,680,376	—
Increase for capitalization of share premium	114,512,356	—	(114,512,356)	—	—	—	—	—	—	—
Final dividend 2002	—	—	—	—	—	(16,750,249)	—	—	—	(16,750,249)
Adjustment of foreign investment conversion reserve	—	—	—	(1,887,404)	—	—	—	—	—	(1,887,404)
Price-level restatement	—	10,211,766	—	21,695	—	5,188,668	—	—	—	15,422,129
Net income for the period	—	—	—	—	—	—	—	—	9,509,308	9,509,308

Balance as of September 30, 2003	850,980,476	10,211,766	—	59,027	—	422,223,259	—	—	9,509,308	1,292,983,836

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

20.	Shareholders’ Equity, continued:

(a)	Paid-in capital:

As of September 30, 2003, the Company’s paid-in capital is as follows:

Number of shares:
Series	No. of subscribed shares	No. of paid shares	No. of shares with voting rights

A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

Paid-in capital:
Series	Subscribed Capital	Paid-in Capital
	ThCh$	ThCh$

A	672,480,822	672,480,822
B	63,987,298	63,987,298

On July 11, 2003, the Extraordinary Shareholders’ Meeting agreed to increase capital stock for, the capitalization of share premium of ThCh$ 114,512,356.

(b)	Shareholder distribution:

In accordance with Circular No. 792 of the Chilean Superintendency of Securities and Insurance, the distribution of shareholders based on their participation in the Company as of September 30, 2003 is as follows:

Type of shareholder	Percentage of Total holdings %	Number of shareholders

10% holding or more	61.51	2
Less than 10% holding:
Investment equal to or exceeding UF 200	37.77	2,349
Investment under UF 200	0.72	11,784

Total	100.00	14,135

Company controller	43.64	1

(c)	Dividend policy:

As established in Law No. 18,046, except otherwise agreed upon at the General Shareholders’ Meeting with the unanimous vote of the outstanding shares, when there is net income, at least 30% should be distributed as dividends.

On April 5, 2002, the General Shareholders’ Meeting agreed to pay a dividend of ThCh$1,233,497 (historical) out of retained earnings and which was paid on May 15, 2002.

On April 4, 2003, the General Shareholders’ Meeting was informed of the dividend distribution policy proposed by the Board of Directors for 2003.

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

20.	Shareholders’ Equity, continued:

(c)	Dividend policy, continued:

Distribute for 2003 at least 30% of net income generated in the same period — percentage that is equal to that required by law — by means of a final dividend in May 2004, which will be proposed at the corresponding General Shareholders’ Meeting.

On July 11, 2003, the Extraordinary Shareholders’ Meeting agreed to pay a dividend of ThCh$ 16,750,249 (historical), charged to retained earnings as of December 31, 2002, which was paid on July 31, 2003.

(d)	Other reserves:

In 1994 the Company set up a reserve for the purchase of Invercom S.A. and Instacom S.A., in 1998 for the purchase of Sonda S.A. and its subsidiaries and, since 2001, for the adjustment of Consorcio Telefónica de Brasil Celular Holding.

		Amount

	Company	December 31, 2002	Price-level restatement	Net Movement	Balance as of September 30, 2003
		ThCh$	ThCh$	ThCh$	ThCh$

96.720.710-1	Invercom S.A.	41,007	492	—	41,458
84.119.600-7	Instacom S.A.	15,726	189	—	15,899
83.628.100-4	Sonda S.A.	1,401,666	15,418	(1,417,084)	—
Foreign	TBS Participacion S.A.	466,337	5,596	470,320	1,613

	Total	1,924,736	21,695	1,887,404	59,027

(1)	This movement corresponds to the net effect of the adjustment for conversion differences in accordance with Technical Bulletin No. 64 issued by the Chilean Accountants’ Association.

(e)	Subsidiary development stage deficit:

The General Ordinary Shareholders’ Meeting held on April 5, 2002 approved absorption of the accumulated deficit in the development period as of December 31, 2001, for the subsidiaries Telefónica Gestión de Servicios Compartidos S.A. and Infoera S.A.

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

21.	Income and Expenses:

(a)	Operating revenues and expenses:

The detail of operating revenue and expenses is as follows:

	2002	2003
	ThCh$	ThCh$
Operating revenues
Revenues from sale of services	621,553,362	540,925,243
Revenues from sale of equipment and projects	33,683,006	64,387,854
Total operating revenues	655,236,368	605,313,097
Depreciation and amortization	199,048,570	198,249,390
Salaries and employee benefits	63,226,130	42,117,931
Cost of long distance services and interconnections	51,011,752	57,266,449
Cost of sales of equipment and projects	31,079,572	38,657,651
Provision for doubtful accounts	17,342,432	22,053,015
Contracts with third parties	34,562,198	27,603,072
Cost of sales of information technology development	13,679,379	—
Vehicle, office and equipment rentals	9,779,352	7,740,713
Materials (includes obsolescence provisions)	5,002,775	2,430,014
Pole rentals	4,172,362	3,403,422
Telephone directory printing	3,854,155	4,361,417
Others	17,726,092	7,832,322

Total operating costs	450,484,769	411,715,396

Gross profit	204,751,599	193,597,701

Depreciation includes ThCh$ 13,479,285 and ThCh$ 14,712,765 in 2002 and 2003, respectively, for capitalized interest.

(b)	Other non-operating income:

The breakdown of other non-operating income is as follows:

	2002	2003
Other Income	ThCh$	ThCh$

Adjustment of Terra Network to market value	—	3,400,996
Penalties on suppliers and indemnities	—	1,150,661
Net gain on sale of shares	1,806,493	—
Final compensatory indemnity for termination of Publiguías contract	—	1,571,923
Sale of materials	61,421	—
Net income from sale of subsidiary Sonda (a)	7,972,512	3,590,114
Net revenues from sale of Property, plant and equipment	722,053	—
Dividends received	174,654	—
Others	1,681,280	1,654,622

Total	12,418,413	11,368,316

a)
Corresponds to net income from the sale of 25% and 35% holding in Sonda S.A for 2002 and 2003 respectively, for the difference between the amount received of ThCh$ 28,729,933 and ThCh$ 33,388,363 for 2002 and 2003 and the book value of the investment.

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

21.	Income and Expenses continued:

(c)	Other non-operating expenses:

The detail of other non-operating expenses is as follows:

	2002	2003
	ThCh$	ThCh$
Other Expenses:
Lawsuit indemnities and other provisions	1,405,957	1,962,937
Depreciation and retirement of out of service property, plant and equipment (1)	1,277,202	3,038,647
Loss on sale of property, plant and equipment	317,490	—
Under provided taxes	191,099	—
Provision for decrease in market value — Terra Networks S.A.	7,463,453	—
Difference in tax recovery	544,334	—
Donations	—	147,485
Restructuring costs	15,374,074	—
Provision for expired assets	1,814,064	519,662
Others	1,697,337	1,446,009

Total	30,085,010	7,114,740

(1)
As of September 2003 this account is composed mainly of the depreciation of the La Serena Cable TV network and for 2002 includes depreciation of the Concepción Cable TV network (assets that are temporarily out of service) which were not transferred in the sale of the subsidiary Multimedia to Cordillera Comunicaciones.

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

22.	Price-level restatement:

The detail of price-level restatement is as follows:
		2002	2003
Assets (Charges) Credits	Indexation	ThCh$	ThCh$

Inventories	C.P.I.	352,384	46,545
Other current assets	C.P.I.	521,717	556,178
Other current assets	U.F.	(2,616,725)	(6,197,035)
Short and long-term deferred taxes	C.P.I.	2,098,467	1,765,716
Property, plant and equipment	C.P.I.	27,074,407	23,314,168
Investments in related companies	C.P.I.	61,873	231,470
Goodwill	C.P.I.	2,663,842	2,152,668
Long-term receivables	C.P.I.	(2,386,142)	(1,313,470)
Other long-term assets	C.P.I.	478,829	300,698
Other long-term assets	U.F.	4,422,557	2,201,911
Expense accounts	C.P.I.	5,912,971	2,634,317

Total Credits		38,584,180	25,693,166

		2002	2003
Liabilities — Shareholders’ Equity (Charges) Credits	Indexation	ThCh$	ThCh$

Short-term obligations	C.P.I.	(364,307)	(51,161)
Short-term obligations	U.F.	(8,848,556)	(3,241,872)
Long-term obligations	C.P.I.	(286,043)	(14,112)
Long-term obligations	U.F.	(7,160,031)	(3,611,864)
		(355,119)	—
Shareholders’ equity	C.P.I.	(16,936,874)	(15,422,129)
Revenue accounts	C.P.I.	(8,032,540)	(3,760,236)

Total Charges		(41,983,470)	(26,101,374)

Loss from price-level restatement, net		(3,399,290)	(408,208)

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

23.	Exchange differences:

The detail of exchange differences is as follows:
		2002	2003
Assets (Charges) Credits	Currency	ThCh$	ThCh$

Inventories	US$	22,348	—
Other current assets	US$	54,708,219	(6,881,574)
Other current assets	EURO	(266,919)	(2,825,392)
Long-term receivables	US$	32,781,262	1,866,118
Long-term receivables	EURO	—	(6,908,485)
Other long-term assets	US$	419,180	(183,899)
Other long-term assets	EURO	145,500	19,343
Prepaid expenses	US$	66	—

Total (Charges) Credits		87,809,656	(14,913,889)

		2002	2003
Liabilities (Charges) Credits	Indexation	ThCh$	ThCh$

Short-term obligations	US$	6,592,936	(43,184,924)
Short-term obligations	EURO	12,517,318	(1,614,430)
Long-term obligations	US$	(98,552,800)	49,935,990
Long-term obligations	EURO	(12,091,234)	11,134,239
Long-term obligations	Others	(1,095)	—

Total Credits (Charges)		(91,534,875)	16,270,875

Income (loss), net, from exchange differences		(3,725,219)	1,356,986

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

24.	Issuance and placement of shares and debt expense:

The detail of this item is as follows:

	Short-term		Long-term
	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$

Disbursements made for issuance of bond placement	1,904,454	1,549,543	4,930,834	2,654,504
Higher discount rate of bonds to be amortized	882,450	502,461	5,113,150	3,553,587
Disbursements for emission of bonds to be amortized	—	25,782	—	—

Total	2,786,904	2,077,786	10,043,984	6,208,091

These items are classified in Other Current Assets and Other Long-term Assets, as applicable, and are amortized over the term of the respective bonds, as described in Note 16 “Obligation with the public”.

25.	Cash Flows:

Financing and investment activities that did not generate cash flows during the period, but that involve future cash flows are as follows:

a)	Financing activities: The detail of financing activities that commit future cash flows is as follows:

Obligations with banks and financial institutions	– see notes 14 and 15

Bonds payable	– see note 16

b)	Investment Activities: Investment activities that commit future cash flows are as follows:

	Maturity	ThCh$

Zero	2004	5,922,291
Zero	2005	18,427,228
PRD	2004	3,965,820
BCD	2004	14,541,340

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

26.	Derivative Contracts:

The breakdown of derivative contracts is as follows:

TYPE OF DERIVATIVE	TYPE OF CONTRACT	CONTRACT VALUE	MATURITY OR EXPIRY	SPECIFIC ITEM	PURCHASE SALE POSITION	PROTECTED ITEM OR TRANSACTION		VALUE OF PROTECTED ITEM	AFFECTED ACCOUNTS
									ASSET/LIABILITY		EFFECT ON INCOME

						NAME	AMOUNT	ThCH$	NAME	AMOUNT ThCH$	REALIZED	UNREALIZED ThCH$

FR	CCPE	216,300,000	IV Trim. 2003	Exchange rate	C	Oblig. in US$	216,300,000	142,967,811	asset	142,967,811	—	(14,461,617)
									liability	(154,671,199)
FR	CCPE	213,700,000	I Trim. 2004	Exchange rate	C	Oblig. in US$	213,700,000	141,249,289	asset	141,249,289	—	(14,674,596)
									liability	(151,767,075)
FR	CCPE	164,284,132	II Trim. 2004	Exchange rate	C	Oblig. in US$	164,284,132	108,586,882	asset	108,586,882	—	(8,785,469)
									liability	(117,036,882)
FR	CCPE	205,500,000	III Trim. 2004	Exchange rate	C	Oblig. in US$	205,500,000	135,829,335	asset	135,829,335	—	(10,419,384)
									liability	(143,033,180)
FR	CCPE	90,700,000	IV Trim. 2004	Exchange rate	C	Oblig. in US$	90,700,000	59,949,979	asset	59,949,979	—	(3,647,141)
									liability	(62,002,444)
FR	CCPE	15,000,000	I Trim. 2005	Exchange rate	C	Oblig. in US$	15,000,000	9,914,550	asset	9,914,550	—	(977,616)
									liability	(10,394,009)
FR	CCPE	25,000,000	II Trim. 2005	Exchange rate	C	Oblig. in US$	25,000,000	16,524,250	asset	16,524,250	—	(1,632,330)
									liability	(18,060,616)
FR	CCPE	19,000,000	III Trim. 2006	Exchange rate	C	Oblig. in US$	19,000,000	12,558,430	asset	12,558,430	—	(1,255,826)
									liability	(13,499,345)
FR	CCPE	135,000,000	III Trim. 2004	Exchange rate	C	Oblig. in EURO	135,000,000	104,059,485	asset	104,059,485	—	10,596,798
									liability	(91,662,693)
FR	CCPE	13,000,000	I Trim. 2004	Exchange rate	C	Oblig. in US$ Fijo	13,000,000	8,592,610	asset	8,592,610	—	(673,540)
									liability	(9,479,288)
FR	CCPE	46,000,000	II Trim. 2004	Exchange rate	C	Oblig. in US$ Fijo	46,000,000	30,404,620	asset	30,404,620	—	(2,547,560)
									liability	(33,636,261)
FR	CCPE	3,112,790	III Trim. 2004	Exchange rate	C	Oblig. in EURO	3,112,790	2,057,460	asset	2,057,460	—	(77,640)
									liability	(2,159,595)
Zero Cost Collar	CCTE	225,000,000	IV Trim. 2003	Interest rate	C	Oblig. in US$	225,000,000	—	liability	(1,281,983)	(3,466,406)	(1,281,983)
S	CCTE	150,000,000	IV Trim. 2003	Interest rate	C	Oblig. in US$	150,000,000	—	liability	(82,071)	(99,051)	(82,071)
S	CCTE	150,000,000	I Trim. 2004	Interest rate	C	Oblig. in US$	150,000,000	—	liability	(129,008)	—	(129,008)
S	CCTE	100,000,000	III Trim. 2004	Interest rate	C	Oblig. in EURO	100,000,000	—	asset	102,215	160,854	102,215

Income to be deferred for exchange insurance to be amortized									liability	(1,669,391)	482,859	1,985,261
Costs to be deferred for exchange insurance to be amortized									asset	1,122,357	(739,268)	(1,352,656)
Exchange insurance expired during the year (net)											(6,479,277)

Total											(10,140,289)	(49,314,163)

Types of derivatives:	Type of Contract:

FR: Forward	CCPE: Hedge contract for existing items
S: Swap	CCTE: Hedge contract for anticipated items
CI: Investment hedge contract

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

27.	Contingencies and restrictions:

a)	Lawsuits:

(i)	Complaint filed by Profesionales Temporales Ltda (Protempore Ltda.):

On January 2, 1998, the Company was notified of a complaint filed by Protempore Ltda. with the 15th Civil Court of Santiago for cancellation of contract with damage indemnity amounting to ThCh$ 7,885,711.

By sentence dated June 28, 2002, the court rejected all parts of the complaint and damage indemnity filed by Protempore and accepted the counterclaim filed by Telefónica CTC Chile, declaring cancellation of the contracts due to non-compliance by the former, sentencing them to indemnify all payments made by the Company as a consequence of their non-compliance. Protempore filed a motion to vacate and appeal against this sentence, which is underway (Case No. 4958-1997).

(ii)	Complaint filed by VTR Telefónica S.A.:

On June 30, 2000 VTR Telefónica S.A. filed a complaint in plenary suit for pesos charged for access charges of Ch$ 2,500 million, based on the differences that would originate when access charge rates were reduced due to the dictation of Tariff Decree No. 187 of Telefónica CTC. The first instance sentence accepted VTR’s complaint and compensation alleged by Telefónica CTS. The Company filed a motion to vacate and appeal that is currently underway.

(iii)	Labor lawsuits:

In the normal course of business of the Company there have been labor lawsuits filed against it.

To date, among others, there are certain labor lawsuits involving 27 former employees who claim wrongful dismissal. These employees did not sign releases or receive staff severance indemnities. First instance sentences have been handed down in two of these lawsuits, accepting the complaint. They have been appealed by the Company. The Company has obtained favorable sentencing in a third lawsuit, with the Supreme Court ratifying a previous verdict by the Court of Appeals of Concepción which accepted the Company’s arguments.

In addition there are other lawsuits involving 116 former employees who have been paid their staff severance indemnities and have signed their releases, who in spite of having accepted voluntary retirement plans or having been terminated due to the Company’s needs, intend to obtain a declaration of nullity. Of these lawsuits, two have been decided in favor of the Company, rejecting the nullity.

Certain labor union have filed complaints before the Santiago Labor Courts, requesting indemnity for various concepts.

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

27.	Contingencies and restrictions, continued:

In Management’s opinion and that of in house legal counsel, the risk of the Company being obliged to pay indemnities in the amounts claimed in the lawsuits mentioned previously in addition to the other civil and labor lawsuits in which the Company is the defendant, is remote. Management considers it improbable that the Company’s revenues and shareholders’ equity will be significantly affected by these loss contingencies. Therefore no provision has been set up in connection with the indemnities claimed.

(iv)	Complaint against the Chilean Government:

Telefónica CTC Chile continued its efforts to have illegalities incurred in drafting Decree 187 which set its rates corrected. The presentation of an administrative replacement recourse is emphasized. Subsequent to the negative response from the Authority, Telefónica CTC Chile filed an indemnity complaint against the Government for illegalities incurred in the process of setting rates

The complaint was for US$274 million, plus readjustments and interest, and covers past and future damages until May 2004, due to having to charge lower rates than those that should legally have been set.

The Third Civil Court of Santiago accepted the complaint, and notified the Government. Once the answer from the Government had been received, as well as the answer and rejoinder with which the discussion period ends, the Court of Justice dictated the writ of evidence, setting the pertinent, substantial and disputed evidence. To date the complaint is at the evidence stage, within which Telefónica CTC Chile has rendered abundant testimonial evidence.

(v)	Manquehue Net:

On June 24, 2003, Telefónica CTC Chile filed a petition for forced compliance with contract with damage indemnity before the mixed arbitration court of Mr. Víctor Vial del Río against Manquehue Net, in the amount of Ch$ 3,647,689,175 in addition to those accrued during the substantiation process. Likewise and on the same date, Manquehue Net filed a petition for discount compliance (in the amount of UF 107,000), in addition to a petition of obligation to perform (signing of 700 service contracts). Regarding both petitions, the Arbitrator conceded transfer on June 25, 2003. The parties were subsequently notified.

b)	Financial covenants:

In order to develop its investment plans, the Company has obtained financing both from the local market and the foreign market (Notes 14, 15 and 16), that establish among others: maximum debt clauses for the Company, interest cover and cash flow.

The maximum debt ratio for these contracts is 1.60, while the interest coverage ratio cannot be less than 3.00 and, lastly, the cash flows ratio must be equal to or exceed 0.166.

Non compliance with these clauses implies that all obligations assumed in those financing contracts will become due.

As of September 30 2003, the Company meets all financial covenants.

28.	Third party guarantees:

The Company has not received guarantees from third parties

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

29.	Local and Foreign Currency:

A summary of the assets in local and foreign currency is as follows:

Description	Currency	2002	2003
		ThCh$	ThCh$

Total current assets:		562,561,771	415,614,267

Cash	Non-indexed Ch$	13,063,149	10,537,134
	Dollars	2,106,946	518,272
	Euros	328,971	10,306

Time deposits	Indexed Ch$	264,508	268,863
	Dollars	52,181,725	—

Marketable securities	Indexed Ch$	6,885,934	89,418
	Non-indexed Ch$	5,449,582	—
	Dollars	68,418,915	47,394,026
	Euros	9,185,297	—
	Other currencies	10,644	—

Notes and accounts receivable (a)	Indexed Ch$	4,508,093	790,188
	Non-indexed Ch$	231,219,066	231,168,445

Notes and accounts receivable from related companies	Indexed Ch$	—	5,370,007
	Non-indexed Ch$	6,189,225	1,039,789
	Dollars	13,438,827	11,791,689

Other current assets (b)	Indexed Ch$	57,677,756	51,466,285
	Non-indexed Ch$	39,043,034	41,594,340
	Dollars	52,107,287	13,199,172
	Euros	482,812	376,333

Total property, plant and equipment:		1,973,962,647	1,865,253,155

Property, plant and equipment and accumulated depreciation	Indexed Ch$	1,973,962,647	1,865,253,155

Total other long-term assets		323,797,403	244,403,896

Investment in related companies	Indexed Ch$	36,076,002	10,467,888
	Dollars	3,820,021	—

Investment in other companies	Indexed Ch$	3,862	3,862

Goodwill	Indexed Ch$	185,456,179	161,320,335

Other long-term assets (c)	Indexed Ch$	51,188,475	44,721,667
	Non-indexed Ch$	3,526,559	9,740,805
	Dollars	43,283,912	18,149,339
	Euros	442,393	—

Total assets		2,860,321,821	2,525,271,318

	Indexed Ch$	2,316,023,456	2,139,751,668
	Non-indexed Ch$	298,490,615	294,080,513
	Dollars	235,357,633	91,052,498
	Euros	10,439,473	386,639
	Other currencies	10,644	—

(a)	Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Misellaneous Accounts Receivable.

(b)	Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.

(c)	Includes the following balance sheet accounts:Long-term Debtors, Notes and Accounts Receivable from Related Companies, Intangibles, Amortization and Others.

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

29.	Local and foreign currency, continued

A summary of the current liabilities in local and foreign currency is as follows:

		Up to 90 days				90 days up to 1 year

DESCRIPTION	Currency	2002		2003		2002		2003

			Average		Average		Average		Average
		Amount	annual	Amount	annual	Amount	annual	Amount	annual
			interest		interest		interest		interest

		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

Short-term obligations with banks and financial institutions	Indexed Ch$	18,361,468	3.87	—	—	—	—	—	—
	Non-indexed Ch$	—	—	19,179,704	3.89	—	—	—	—
Short-term portion of obligations with banks and financial institutions	Indexed Ch$	11,723,926	2.58	664,382	—	—	—	30,121,568	5.09
	Dollars	3,642,426	3.10	1,764,785	—	27,735,326	2.31	23,727,550	1.65
Obligations with the public (Promissory notes)	Non-indexed Ch$	—	—	9,950,159	3.40	—	—	—	—
Obligations with the public (Bonds payable)	Indexed Ch$	10,424,666	5.82	1,586,842	5.80	9,096,822	5.82	733,594	5.80
	Dollars	5,814,717	—	4,755,716	—	—	—	—	—
	Euros	1,068,513	—	—	—	—	—	102,771,582	5.38
Long-term obligations maturing within a year	Indexed Ch$	385,824	8.98	409,962	8.95	100,096	8.89	35,322	9.01
Notes and accounts payable to related parties	Indexed Ch$	—	—	396,537	—	132,069	—	—	—
	Non-indexed Ch$	8,389,648	—	12,067,679	—	3,114,703	—	7,076,254	—
	Dollars	—	—	—	—	—	—	158,295	2.89
Other current liabilities (d)	Indexed Ch$	5,662,049	—	42,535,657	—	575,293	—	321,424	—
	Non-indexed Ch$	167,203,780	—	154,534,551	—	1,638,701	—	—	—
	Dollars	5,658,490	—	6,274,044	—	—	—	—	—

TOTAL CURRENT LIABILITIES		238,335,507		254,120,018		42,393,010		164,945,589

Subtotal by currency	Indexed Ch$	46,557,933	—	45,593,380	—	9,904,280	—	31,211,908	—
	Non-indexed Ch$	175,593,428	—	195,732,093	—	4,753,404	—	7,076,254	—
	Dollars	15,115,633	—	12,794,545	—	27,735,326	—	23,885,845	—
	Euros	1,068,513	—	—	—	—	—	102,771,582	—

(d)
Includes the following balance sheet accounts: Dividends payable, Trade accounts payable, Notes payable, Miscellaneous accounts payable, Accruals, Withholdings taxes, Unearned Income and Other current liabilities.

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

29.	Local and foreign currency, continued

A summary of the long-term liabilities in local and foreign currency is as follows:

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years
		2002		2002		2002		2002
		Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate	Monto	Tasa interés promedio anual

		ThCh$	%	ThCh$	%	ThCh$	%	M$	%
LONG-TERM LIABILITIES
Obligations with banks and financial institutions	Indexed Ch$	60,193,082	3.27	—	—	—	—	—	—
	Dollars	436,434,229	3.10	119,701,978	2.93	—	—	—	—
Bonds payable	Indexed Ch$	24,353,421	6.05	17,939,804	5.88	30,611,279	6.13	61,341,670	6.51
	Dollars	154,086,121	8.38	154,086,121	7.63	—	—	—	—
	Euros	123,390,380	5.38	—	—	—	—	—	—
Other long-term liabilities (e)	Indexed Ch$	15,001,123	—	6,775,790	—	11,161,344	—	7,707,066	—
	Non-indexed Ch$	3,875,160	—	24,857	—	243,313	—	22,810,785	—
	Dollars	25,763,829	3.00	—	—	—	—	—	—

TOTAL LONG-TERM LIABILITIES		843,097,345		298,528,550		42,015,936		91,859,521

Subtotal by currency	Indexed Ch$	99,547,626		24,715,594		41,772,623		69,048,736
	Non-indexed Ch$	3,875,160		24,857		243,313		22,810,785
	Dollars	616,284,179		273,788,099		—		—
	Euros	123,390,380		—		—		—

		1 to 3 years		3 to 5 years		5 to 10 years		over 10 years
		2003		2003		2003		2003
		Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate	Amount	Average annual interest rate

		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
LONG-TERM LIABILITIES
Obligations with banks and financial institutions	Indexed Ch$	30,121,569	5.09	—	—	—	—	—	—
	Dollars	212,244,527	2.84	128,889,150	2.89	—	—	—	—
Bonds payable	Indexed Ch$	4,218,178	6.32	6,272,232	6.32	24,667,111	6.52	47,023,389	6.68
	Dollars	256,248,154	8.01	—	—	—	—	—	—
Other long-term liabilities (e)	Indexed Ch$	16,744,199	—	7,875,423	—	10,053,153	—	22,748,872	—
	Non-indexed Ch$	2,113,495	—	460,534	—	487,118	—	19,106,007	—
	Dollars	22,687,506	2.07	—	—	—	—	—	—

TOTAL LONG-TERM LIABILITIES		544,377,628		143,497,339		35,207,382		88,878,268

Subtotal by currency	Indexed Ch$	51,083,946		14,147,655		34,720,264		69,772,261
	Non-indexed Ch$	2,113,495		460,534		487,118		19,106,007
	Dollars	491,180,187		128,889,150		—		—

(e)	Includes the following balance sheet accounts: Notes and accounts payable to related companies, Miscellaneous accounts payable, Accruals, Deferred Taxes, Other Liabilities.

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

30.	Sanctions:

Neither the Company, nor its Directors and Managers have been sanctioned by the Superintendency of Securities and Insurance or any other administrative authority during the 2003 period.

31.	Subsequent Events:

a)	Rate Flexibility

By means of Resolution No. 709 date October 13, 2003, the Resolutive Commission decided to: “Accept the request made by Compañía de Telecomunicaciones de Chile S.A. in fs. 476, only inasmuch as it is necessary to clarify Resolution No. 686, of May 20, 2003, written in fs. 440, in the sense that what is resolved implies that the market conditions are not in place to authorize freedom of rates, therefore a rate, which must be understood as a maximum, must be set. Lower rates and various plans can be offered, but the conditions of these that duly protect and provide guarantees to users by those in a dominant market position must be issues to be regulated by the respective authority”.

The rate flexibility allows Telefónica CTC Chile to offer its customers various commercial plans, different from the plan regulated by the authority according to the conditions defined for these purposes by the respective authority.

Regarding these conditions, Telefónica CTC Chile has requested from the authority that they be dictated as soon as possible, under the understanding that the same conditions of a general character reported previously by the ministries to the Honorable Resolutive Commission would be reiterated.

b)	In the period from October 1 to 22, 2003, there have been no other significant subsequent events that affect these consolidated financial statements.

32.	Environment:

In management’s opinion and in the opinion of in-house legal counsel, the nature of the Company’s operations do not directly or indirectly affect the environment; therefore, as of the closing date of these consolidated financial statements, no resources have been committed or payments made for non-compliance of municipal ordinances or of those of other supervisory bodies.

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued
(Translation of financial statements originally issued in Spanish)

33.	Accounts payable:

The detail of the accounts payable balance is as follows:

	2002	2003
	ThCh$	ThCh$

Suppliers
Local	88,785,288	101,971,270
Foreign	6,020,169	6,341,628
Carrier service	6,532,526	10,860,217
Accrual of completion percentage	29,961,983	12,052,290

Total	131,299,966	131,225,405

Alejandro Espinoza Querol	Claudio Muñoz Zuñiga
General Accountant	General Manager

Back to Contents

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003

Back to Contents

Management’s Discussion and Analysis of the Consolidated Financial Statements	2

TABLE OF CONTENTS

1.	Highlights		3

2	Volume statistics, property, plant & equipment and statements of income		7

3.	ANALYSIS OF RESULTS FOR THE PERIOD

	3.1	Operating Income	9
	3.2	Non-operating Result	10
	3.3	Net Income for the Period	11

4.	Results by business area		12

5.	Statement of cash flows		14

6.	Financial indicators		15

7.	Explanation of the main differences between market or economic value and the book value of the Company’s assets		16

8.	Regulatory issues		16

9.	Analysis of markets, competition and relative participation		19

10.	Analysis of market risk		23

Back to Contents

Management’s Discussion and Analysis of the Consolidated Financial Statements	3

1.	HIGHLIGHTS

Results for the Period and Business Statistics for the Company

As of September 30, 2003, Telefónica CTC Chile’s consolidated net income was Ch$ 9,509 million, a figure which compares positively with net loss of Ch$ 15,942 million incurred as of September 30 of the prior year.

The operating income of Telefónica CTC Chile was Ch$ 88,161 million. For comparison purposes, it should be noted that as of September of 2002, the Corporation’s consolidated income includes the contribution from the subsidiary Sonda for the January to August period.

Certain financial statement information presented as described and quantified in Note 3 (*)

	For the nine month period ended September 30,

	2002 (*)	2003	VARIATION %

Revenues	594,686	605,313	1.8
Costs	(301,928)	(318,903)	5.6

EBITDA	292,758	286,410	-2.2

Depreciation	(192,870)	(198,249)	2.8

Operating Income	99,888	88,161	-11.7

(*)	For comparison purposes, 2002 excludes consolidated results of SONDA S.A..

Including the effects of Sonda, consolidated operating income decreased by 13.7% as compared to the first nine months of 2002.

The non-operating result as of September 30, 2003, is a loss of Ch $ 57,823 million, a 41.4% decrease over the same period in 2002, coming mainly from the decrease in financial expenses on a lower debt burden and better financing conditions, a decrease in other non-operating expenses, together with a gain from price-level restatement which compares positively with the 2002 loss.

On business operating statistics, as of September 30, 2003, fixed telephone lines in service of Telefónica CTC Chile were 2,486,855, a decrease of 8.6% as compared to September 30, 2002. ADSL customers in service increased to 107,580 a growth of 160.7 % over the previous year. Mobile service customers reached 2,030,761, a growth of 15.3% over 2002. The long distance business experienced a drop in traffic of 11.4% in domestic long distance (DLD) and a growth of 1.4% in outgoing international long distance (ILD), of 482 million minutes and 48 million of minutes, respectively, as of September 30, 2003. ATM links for corporate customers decreased by 1.8% whereas IP links grew by 123.4%.

As of September 30, 2003, the corporation’s payroll was 4,796 persons, a decrease of 14.7% as compared to September 2002.

Back to Contents

Management’s Discussion and Analysis of the Consolidated Financial Statements	4

Tariff Setting Process for Telefónica CTC (Local Telephone Service)

As an step prior to the rate setting process for the services provided by Telefónica CTC, on January 13 of this year, Telefónica CTC Chile S.A. sought the pronouncement of the Antitrust Commission with respect to decreeing freedom of rates in specific geographical areas, to define the telephone services which will be subject to rate regulation in areas where the market conditions are not sufficient to guarantee a freedom of rates regime and to determine that Telefónica CTC Chile S.A. has the right to offer alternative rate plans without prior authorization.

On April 30, 2003, Telefónica CTC submitted to the Undersecretary of Telecommunications (Subtel) its proposal for the Technical Economic Basis for the Tariff Setting Study for services rendered to the general republic by Telefónica CTC Chile, the Tariff Setting Study for services rendered by Telefónica CTC Chile to other concessionaires of public telephony, to concessionaires of intermediate services, which provide long distance telephone services and to suppliers of complementary services.

On May 20, 2003, the Antitrust Commission issued Resolution No. 686 which defines the services subject to tariff setting by the Ministries of Economy and of Transportation and Telecommunications, which are similar to those established for the 1999 — 2004 period. This Resolution No. 686 rejects the petition for tariff freedom for specific primary zones requested by Telefónica CTC Chile, and in relation to the request for rate flexibility, reported on favorably by the Regulator, the Antitrust Commission did not issue a specific pronouncement in spite of the fact that most of its members were for making a pronouncement on the same, whereas the rest of the members considered that such matter did not correspond to that Commission.

On May 30, 2003, Subtel sent Telefónica CTC Chile the Preliminary Technical Economic Bases. In this respect, Telefónica CTC Chile submitted 84 objections to the Preliminary Technical Economic Basis of Subtel and requested that an Expert Commission be set up in conformity with that established in the law and Regulation that Regulates the Procedure, Advertising and Participation of the Tariff Setting Process.

The Expert Commission was officially formed on June 17, 2003, made up of the experts named by Telefónica CTC Chile and Subtel. and issued their report on July 17, 2003, with a unanimous pronouncement regarding all the objections, except for one of these, which was carried by a majority.

On July 25, 2003, Subtel issued Exempt Resolution No. 827 of 2003 which sets the final Technical — Economic Basis that will govern the Tariff Setting Study to set the levels, structure and indexation mechanisms of the services subject to rate setting provided by Telefónica CTC Chile.

Rate flexibility

By means of Resolution No. 709 of October 13, 2003, the Resolutive Commission decided to: “Accept the request made on folio 476 by Compañía de Telecomunicaciones de Chile S.A., only inasmuch as it is necessary to clarify Resolution No. 686, of May 20, 2003, folio. 440, in the sense that that which was resolved implies that the market conditions are not present for authorizing rate freedom, therefore a rate, which must be understood to be a maximum, must be set. Lower rates for different plans can be offered, but the conditions of these that duly protect and provide guarantees to users in respect to those in a dominant market position, must be matters to be regulated by the respective authority.”

Back to Contents

Management’s Discussion and Analysis of the Consolidated Financial Statements	5

The rate flexibility allows Telefónica CTC Chile to offer its customers diverse commercial plans, other than the plan regulated by the authority, based on the conditions defined for these purposes by the respective authority.

Regarding these conditions, Telefónica CTC Chile has requested the authority to issue these as soon as possible, with the understanding that the same that in a general nature were issued earlier by the ministries to the Honorable Resolutive Commission should be reiterated.

Process for Setting Interconnection Rates for Telefónica Móvil

On January 10, 2003, Telefónica Móvil submitted its proposal for Technical Economic Basis to the Undersecretary of Telecommunications, for governing the process for setting interconnection rates.

By means of Resolution dated February 22, 2003, Subtel approved the Final Technical Economic Bases that will govern the interconnection rate setting process for the concessionaires of public mobile telephone service for the 2004 — 2009 period.

Last July 25th, Telefónica Móvil submitted to Subtel the Special Study for access charges rate setting for the 2004 — 2009 period. The Ministries of Transport and Telecommunications and of Economy, Development and Reconstruction have established a deadline of November 22, 2003 for making a pronouncement on the rate proposal.

Decrease in Financial Debt and Distribution of Dividends

Telefónica CTC Chile continues to improve its debt level through amortization of loans, renegotiation of rates and terms of current loans and also through the global decrease in market rates. As of September 30, 2003, the debt equity ratio, measured as the relation between total debt and equity, reached 0.95, a figure which continually moves downward, comparing favorably with the 1.19 of the same period in the prior year. The financial debt was US$1,389 million, reflecting a 16.8% decrease over the nominal financial debt as of US$ 1,670 million of September 30, 2002. The decrease in debt levels together with improved financing conditions, had the effect of lowering financial expenses for 2003.

On July 11, 2003, the Extraordinary Shareholders’ Meeting agreed to pay a dividend of Ch$ 16,750.2 million (historical), charged to retained earnings as of December 31, 2002 and, which was paid on July 31, 2003.

Telefónica S.A.’s Offer to Purchase Shares of Terra Networks

On May 28, 2003, Telefónica S.A. announced an offer to purchase 100 % of the shares of Terra Lycos. On July 10, 2003, the Board of Directors of CTC Transmisiones Regionales S.A. agreed to participate in the offer (Public Offer for Shares (OPA)) and sell the 2,984,986 shares of Terra Networks S.A. it owned at a share price of 5.25 Euros. This transaction was completed on July 27, 2003 with the purchase by Telefónica S.A., of all the shares available for sale, which meant recognizing net non-operating income of Ch$3,401 million during the period from January to September 2003, a figure which compares to the loss of Ch$ 7,463 million as of September 30, 2002.

Back to Contents

Management’s Discussion and Analysis of the Consolidated Financial Statements	6

Placement of Negotiable Instruments

On January 27, 2003, Telefónica CTC Chile S.A. registered a line of bills of exchange in the Securities Registry for a maximum amount of Ch$ 35,000 million, for a 10-year term. On June 26, Telefónica CTC Chile, placed Ch$ 20,000 million, through a placement agent, in two series of equal nominal value, with final maturity in September and November 2003.

On September 24, 2003, series A of the placed bills of exchange was redeemed, by paying Ch$10,000 million.

Sale of Istel

On July 23, 2003, Telefónica CTC Chile S.A. signed a sales contract with Isapre Consalud S.A. in virtue of which it committed to selling the shares of Compañía de Telecomunicaciones de Chile Isapre S.A. (Istel).

On September 1, 2003 the sale was completed with the signing of the respective contract. This transaction has a negative impact on non-operating results of approximately Ch$ 67 million.

Sale of Sonda S.A.

On September 26, 2002, Telefónica Empresas CTC Chile S.A. signed an agreement by virtue of which it sold and transferred 25% ownership of Sonda S.A. to Inversiones Pacífico Limitada and Inversiones Santa Isabel Limitada, companies related to Mr. Andrés Navarro H. This agreement also stipulated a call option for these investment companies for the remaining 35%, with July 31, 2004 as the ultimate deadline.

On July 29, 2003, Telefónica Empresas CTC Chile S.A. was informed of the decision of Inversiones Santa Isabel Limitada to exercise the call option mentioned above in advance. The sale of these shares had a negative effect on the consolidated results of Telefónica CTC Chile S.A. of Ch $5,683 million in 2003.

Back to Contents

Management’s Discussion and Analysis of the Consolidated Financial Statements	7

2.	VOLUME STATISTICS, PROPERTY, PLANT & EQUIPMENT AND STATEMENTS OF INCOME

TABLE No. 1
VOLUME STATISTICS

	JUNE	JUNE	VARIATION
DESCRIPTION	2002	2003	Q	%

Lines in Service at (end of period)	2,721,412	2,486,855	(234,557)	-8.6%
Total Average Lines in Service	2,740,360	2,591,492	(150,868)	-5.5%
Local calls (millions) (1)	3,758	3,596	(162)	-4.3%
Inter-primary DLD Minute(2) (thousands)	2,295,396	1,942,546	(352,850)	-15.4%
Total ILD Minutes(3) (thousands)	1,544,028	1,156,417	(387,611)	-25.1%
ILD Minute Outgoing (incl. Internet)	1,317,745	886,412	(431,333)	-32.7%
ILD Minutes Incoming	226,283	270,005	43,722	19.3%
Line Connections	242,465	191,727	(50,738)	-20.9%
Mobile Telephone Customers	1,761,432	2,030,761	269,329	15.3%
ADSL Connections in Service	41,270	107,580	66,310	160.7%
Permanent Personnel Telefónica CTC Chile	3,225	2,670	(555)	-17.2%
Permanent Personnel Subsidiaries	2,398	2,126	(272)	-11.3%

Total Corporate Personnel	5,623	4,796	(827)	-14.7%

1.	Does not include calls from public phones owned by the Company.
2.
DLD: Domestic Long Distance. Corresponds to all outgoing traffic of primary areas attended by Telefónica CTC Chile, including the traffic of 188 Telefónica Mundo and Globus 120, for which access fees are charged.

3.
ILD: International Long Distance. Corresponds to all outgoing and incoming international calls of primary areas attended by Telefónica CTC Chile, including the traffic of 188 Telefónica Mundo and Globus 120, for which access fees are charged.

TABLE No. 2
CONSOLIDATED NET PROPERTY, PLANT AND EQUIPMENT
(Figures in millions of pesos as of September 30, 2003)

	SEPTEMBER	SEPTEMBER	VARIATION
DESCRIPTION	2002	2003	MCh$	%

Land, Infrastructure, Machinery and Equipment	3.767.072	3.933.292	166.220	4,4%
Projects and Works in Progress	141.174	112.082	(29.092)	-20,6%
Accumulated Depreciation	(1.934.283)	(2.180.121)	(245.838)	12,7%

NET PROPERTY, PLANT & EQUIPMENT	1.973.963	1.865.253	(108.710)	-5,5%

Back to Contents

Management’s Discussion and Analysis of the Consolidated Financial Statements	8

TABLE No. 3
CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS
ENDED AS OF SEPTEMBER 30, 2003 AND 2002
(Figures in millions of pesos as of 09.30.03)

	Jan — Sep	Jan — Dec	Jan — Sep	VARIATION (2003/2002)
DESCRIPTION	2002	2002	2003	MCh$	%

Local Telephone Service	285,570	385,802	281,448	(4,122)	-1.4%
Basic Telephone Service	242,198	326,006	228,766	(13,432)	-5.5%
Fixed Charges	120,047	160,638	116,164	(3,883)	-3.2%
Variable Income	116,753	158,324	108,280	(8,473)	-7.3%
Connections and Other Installations	5,398	7,044	4,321	(1,077)	-19.9%

Access Charges and Interconnections (1)	17,762	23,544	17,527	(235)	-1.3%
National Long Distance	7,057	9,549	6,649	(407)	-5.8%
International Long Distance	2,685	3,555	2,089	(596)	-22.2%
Other Charges and Interconnection Services	8,021	10,440	8,789	768	9.6%

Advertisements in Telephone Directories	3,935	4,902	4,269	334	8.5%

Other Local Telephone Services	21,675	31,350	30,886	9,211	42.5%
Value Added Service	12,454	17,369	13,813	1,359	10.9%
Commercialization of Equipment	3,532	5,027	6,444	2,912	82.4%
Other Services	5,688	8,954	10,628	4,940	86.9%

Long Distance	55,888	75,628	48,555	(7,333)	-13.1%
National Long Distance	25,050	33,331	20,806	(4,244)	-16.9%
International Service	21,336	28,385	19,388	(1,948)	-9.1%
Media and circuit rentals	9,503	13,912	8,361	(1,141)	-12.0%

Mobile Communications	151,916	209,415	172,274	20,358	13.4%
Mobile Communications	88,983	122,345	107,018	18,035	20.3%
CPP Interconnection (2)	62,933	87,070	65,256	2,324	3.7%

Corporate Communications	62,014	87,241	63,112	1,098	1.8%
Equipment Sales and Rental, Network Sales	16,680	24,795	17,704	1,024	6.1%
Private Services	45,334	62,446	45,407	74	0.2%

Other Businesses	99,848	115,423	39,925	(59,924)	-60.0%
Information Services (3)	63,098	63,069	—	(63,098)	N.A.
Public Telephones	9,189	12,223	8,454	(735)	-8.0%
ITI Maintenance and Equipment Sales	21,055	28,582	22,929	1,874	8.9%
Other Income (4)	6,506	11,549	8,542	2,035	31.3%

TOTAL OPERATING INCOME	655,236	873,509	605,313	(49,923)	-7.6%

OPERATING COSTS	(450,484)	(609,463)	(411,715)	38,769	- 8.6%
Payroll	(63,226)	(80,521)	(42,118)	21,108	- 33.4%
Depreciation	(199,049)	(264,167)	(198,249)	800	- 0.4%
Other Operating Costs	(188,209)	(264,775)	(171,348)	16,861	- 9.0%
ADMINISTRATION AND SELLING COSTS	(102,649)	(131,980)	(105,437)	(2,788)	2.7%

TOTAL OPERATING COSTS	(553,133)	(741,443)	(517,152)	35,981	- 6.5%

OPERATING INCOME	102,103	132,066	88,161	(13,942)	-13.7%

Financial Income	10,662	16,891	5,947	(4,715)	-44.2%
Other Non-operating Income	12,418	13,381	11,368	(1,050)	-8.5%
Income from Investment in Related Companies (5)	470	2,383	639	169	36.0%
Financial Expenses	(64,022)	(82,450)	(49,382)	14,640	- 22.9%
Amortization of Goodwill	(21,070)	(24,958)	(20,229)	841	- 4.0%
Other Non-operating Expenses	(30,085)	(38,335)	(7,115)	22,970	- 76.4%
Price-level Restatement	(7,125)	(9,060)	949	8,074	C.S.

NON-OPERATING INCOME	(98,753)	(122,147)	(57,823)	40,930	- 41.4%

INCOME BEFORE INCOME TAX	3,350	9,919	30,338	26,988	805.6%

Taxes	(18,545)	(27,038)	(20,725)	(2,180)	11.8%
Minority Interest	(747)	(772)	(104)	643)	- 86.1%

NET INCOME (6)	(15,942)	(17,891)	9,509	25,451	C.S.

(1)	Due to accounting consolidation does not include access charges of188 Mundo Telefónica and Globus.
(2)	Corresponds to income recorded in Telefónica Móvil.
(3)	Revenues from Sonda S.A. are included only in 2002 due to deconsolidation as of September of that year.
(4)	Includes revenues from Istel, Telemergencia and Tgestiona.
(5)	For the purposes of a comparative analysis, participation in income from investments in related companies is shown net (net income/losses).
(6)	For comparative purposes certain reclassifications have been made for 2002 statements of income.

Back to Contents

Management’s Discussion and Analysis of the Consolidated Financial Statements	9

3.	ANALYSIS OF RESULTS FOR THE PERIOD

3.1 Operating Income

As of September 30, 2003, operating income was Ch$ 88,161 million, which represents a decrease of 13.7% as compared to the first nine months of 2002.

Operating Revenues

Operating revenues for the period were Ch$605,313 million, a decrease of 7.6% in relation to 2002. This decrease includes the effects of the deconsolidation of Sonda as of September 2002. Isolating this effect, operating revenues increased by 1.8% over the previous year.

This variation was a result of a 13.4% increase in mobile services, together with a 1.8% increase in revenues from corporate communications. The above was partly offset by a 13.1% decrease in long-distance revenues and a drop of 1.4% in local telephone revenues. The latter is mainly due to increased revenues for 42.5% for value added services and other services such as ADSL, partly compensating the decreased revenues from the drop in the Corporation’s lines in service.

Revenues from Local Telephone Service: Revenues from Basic Telephone Service decreased by 5.5% as compared to the previous year. The variation experienced in this revenue is mainly a result of: (i) the 3.2% decrease in the level of fixed charge, corresponding to the fixed monthly charge for network connections, mainly due to the decrease in the number of lines in service and compensated in part by the indexation of rates applicable to these services, the 1% reduction in the rates for this service established in the Rate Decree, applied in May of each year, partly offset by the indexation of rates applicable to these services; (ii) the 7.3% drop in revenues from variable charge, mainly due to the decrease in lines in service, to the downward trend in the behavior of traffic per line and the 1% reduction in the rates for this service established in the Rate Decree, compensated in part by a the indexation applicable to these services.

Consolidated revenues from access charges and interconnections decreased by 1.3%, mainly due to the 5.8% decrease in revenues from domestic long distance access charges and a 22.2% decrease in revenues from international long distance access charges, due to the 25.1% drop in international interconnection traffic, a situation that was partly offset by 9.6% increase in revenues from other charges and interconnection services.

Other Local Telephone Services increased by 45.2% due to a 10.9% increase in value added services, increased revenues (82.4%) from the sale of equipment especially the sale of public telephony equipment and the sale of equipment to PYMES (small and medium sized companies), sold by the business communications area, as a result of the Corporation’s business restructuring at the end of 2002. Other services increased by 86.9% mainly due to the contribution from broadband ADSL services, which show sustained growth during recent periods.

Long Distance: Revenues from these services decreased by 13.1% in comparison to 2002, due to a decrease of 16.9% and 9.1% in revenues from DLD and ILD, respectively, the latter influenced by an average decrease of 12.8% in the price of these services, together with a 1.4% decrease in ILD outgoing traffic. Media and circuit rentals show decreased revenues of 12.0% as compared to the third quarter of 2002.

Back to Contents

Management’s Discussion and Analysis of the Consolidated Financial Statements	10

Mobile Communications: Total revenues from this business increased by 13.4% in relation to 2002, mainly due to the 15.3% growth experienced in the average mobile customer base, partially offset by the drop in average revenue per subscriber, derived mainly from the higher level of prepaid customers as compared to contract customers. It should be noted that these revenues include regulated calling party pays revenues for incoming traffic to mobile telephones.

Corporate Communications: Business revenues shows an increase of 1.8% over the previous year, corresponding to a 6.1% increase in the sale and rental of equipment and networks, notwithstanding that the sale of equipment to the PYMES segment, as per the Corporation’s business restructuring during the end of 2002, is now carried out by the local telephony business. In addition, private services show a 0.2% increase due to the increase in corporate services, a 123.4% increase in dedicated IP links and the growth in Broad Band and ISP services, all offset in part by the 1.8% decrease in the number of ATM services.

Other Operating Revenues: This income, excluding the effect of Sonda in 2002, shows a 8.6% increase mainly due to higher revenues of Telemergencia, from alarm monitoring services and increased revenues from maintenance of interior telephone lines and sales of telephony equipment.

Operating Costs

Operating costs of Ch$517,152 million for the period decreased by 6.5% compared to 2002.

This decrease is mainly explained by a 33.4% decrease in salaries which translates into a 13.7% decrease excluding Sonda in 2002, reflecting the savings in the workforce reduction carried out by the Company in October 2002. Depreciation decreased by 0.4% (increase of 2.8% when excluding Sonda in 2002) due mainly to the Corporation’s new assets becoming operational. Other operating costs dropped by 9.0%, (however, when excluding Sonda in 2002, they increased by 6.6%) mainly due to the increase in mobile business costs associated with the growth of its activities, the increase in allowance for doubtful accounts and other operating expenses, partly offset by a drop in media rental costs and other rentals.

Administration and selling costs show a 2.7% increase over the same nine-month period in 2002, however when Sonda is excluded in 2002 these increase by 14.1% mainly due to the increase in mobile business costs associated with the growth in its activities, outsourcing services, bank fees and other administration expenses, partly offset by payroll savings due to the Corporation’s personnel reduction.

3.2 Non-Operating Result

Non-operating result in the period from January to September of 2003 shows a loss of Ch$57,823 million, which is 41.4% less than the non-operating result for the same period in 2002. The variation in non-operating result is broken down as follows:

Interest income decreased by 44.2%, mainly due to lower domestic and international interest rates and lower surplus funds, which have been destined to lowering the Corporation’s financial debt.

Back to Contents

Management’s Discussion and Analysis of the Consolidated Financial Statements	11

Other non-operating income shows a 8.5% decrease, mainly explained by higher income recorded in 2002 from the sale of shares, including the sale of 25% of Sonda S.A., which was greater than the income from this item in 2003, which corresponded to the sale of the remaining 35% of Sonda S.A., the higher market value of the Terra Networks shares and final settlement of the compensatory indemnity for early termination of the contract with Publiguías S.A.

Interest expenses decreased by 22.9% in 2003, mainly due to a lower debt and better financing conditions and lower interest rates.

Other non-operating expenses decreased by 76.4%, mainly as a result of higher expenses in 2002 the effect of the lower market value of the Terra Networks shares and the administrative recognized in that year.

Price-level restatement is a net gain of Ch$949 million which compares positively with the Ch$7,125 million loss in the first nine months of 2002, this latter figure reflecting in part the effects of devaluation on Sonda’s investments in Argentina and Brazil. It should be noted that a 100% foreign exchange hedge level has been maintained. The Company’s peso-dollar hedge policy neutralized the effects of variations in foreign exchange rates in 2002 and 2003. On the other hand payment of hedged liabilities has implied conversion from dollars to unidades de fomento with a decreasing trend which has resulted in positive price-level restatement effects on income.

3.3 Net Income for the Period

Net income was Ch$ 9,509 million compared to a Ch$15,942 million loss in 2002. Income in the period comes from the 13.7% drop in operating net income, together with an 11.8% increase in income taxes, while the non-operating loss shows a 41.4% decrease compared to the previous year.

Back to Contents

Management’s Discussion and Analysis of the Consolidated Financial Statements	12

4.	RESULTS BY BUSINESS AREA

Local Telephone Business: Showed a net loss of Ch$16,581 million in the period, which represents a decrease of Ch$ 22,586 million in the loss with respect to the previous year, explained mainly by a 45.5% decrease in non-operating loss.

Long Distance Business: showed a profit of Ch$17,348 million, a 28.8% increase over the previous year. This variation is composed of a 27.5% drop in the operating income, and a non-operating gain of Ch$2,191 million which compares positively with the loss of Ch$9,966 million in the third quarter of 2002.

Corporate Communications Business: This business contributed income of Ch$7,059 million, compared to income in 2002 of Ch$13,425 million. This lower net income is due to a 47.3% decrease in operating income, affected in part by the transfer of the sale of equipment for the PYMES segment to the local telephony business. In addition, non-operating income has a loss which exceeds the 2002 loss of Ch$132 million by Ch$ 928 million.

Mobile Business: The Mobile Communications business contributed income of Ch$5,862 million to the consolidated net income during the period, whereas in 2002 it had income of Ch$2,749 million. This positive contribution is a result of higher non-operating income and lower income taxes, partly offset by a decrease in operating income as compared to the previous year.

Other Businesses: This group of businesses jointly showed a loss of Ch$4,179 million explained by a non-operating loss of Ch$ 12,059 million in 2003, whereas during the same period of the previous year they showed a loss of Ch$8,518 million. In 2003, these businesses mainly include public telephony services, maintenance and installation of basic telephony equipment, Telemergencia alarm monitoring services, Isapre Istel (employee health insurance) and Telefónica Gestión de Servicios Compartidos. In 2002 they also included income from Sonda S.A.

The following table shows the contribution of each business area to the corporate results:

Back to Contents

Management’s Discussion and Analysis of the Consolidated Financial Statements	13

INCOME AND COSTS BY BUSINESS
AS OF SEPTEMBER 30, 2002 AND 2003
(Figures in millions of pesos as of 09.30.03)

	Local			Corporate Communications			Long Distance			Mobile Telephones			Others
	Jan-Sep	Jan-Dec	Jan-Sep	Jan-Sep	Jan-Dec	Jan-Sep	Jan-Sep	Jan-Dec	Jan-Sep	Jan-Sep	Jan-Dec	Jan-Sep	Jan-Sep	Jan-Dec	Jan-Sep
	2002	2002	2003	2002	2002	2003	2002	2002	2003	2002	2002	2003	2002	2002	2003

Operating Income	322,491	435,432	324,624	96,433	133,398	89,553	75,165	101,053	70,415	158,672	218,070	175,920	115,784	138,028	58,074
Income	285,570	385,802	281,448	62,014	87,241	63,112	55,888	75,628	48,555	151,916	209,415	172,274	99,848	115,423	39,925
Intercompany Transfers	36,921	49,631	43,177	34,419	46,156	26,441	19,277	25,425	21,860	6,756	8,655	3,646	15,936	22,605	18,149
Operating Expenses	(283,050)	(386,545)	(286,904)	(80,679)	(112,663)	(81,248)	(48,543)	(65,802)	(51,101)	(146,273)	(201,314)	(165,160)	(111,160)	(132,455)	(49,600)
Payroll	(41,390)	(55,559)	(36,700)	(11,280)	(14,693)	(9,425)	(4,781)	(6,504)	(4,093)	(10,287)	(13,760)	(10,673)	(24,764)	(25,838)	(4,378)
Depreciation	(131,112)	(174,641)	(125,800)	(8,214)	(11,188)	(9,418)	(7,275)	(9,914)	(8,202)	(38,131)	(51,608)	(46,874)	(14,331)	(17,150)	(8,587)
Goods and Services	(66,846)	(96,102)	(87,775)	(24,254)	(36,763)	(20,179)	(26,775)	(36,407)	(27,747)	(89,719)	(126,032)	(99,632)	(53,975)	(65,283)	(17,670)
Intercompany Transfers	(43,702)	(60,243)	(36,628)	(36,931)	(50,019)	(42,226)	(9,713)	(12,978)	(11,060)	(8,136)	(9,914)	(7,981)	(18,091)	(24,183)	(18,965)
Operating Income	39,441	48,887	37,721	15,754	20,735	8,305	26,622	35,251	19,314	12,399	16,756	10,760	4,624	5,573	8,474
Non-operating Income and Expenses
Financial Expenses	(63,280)	(82,930)	(48,754)	(357)	(461)	(11)	(223)	(224)	(8)	2,568	2,231	(670)	(900)	(1,067)	43
Other Income and Expenses	(21,787)	(24,818)	(485)	57	(1,122)	(462)	(7,631)	(8,239)	3,413	(547)	(1,858)	(325)	(4,415)	(3,659)	(10,565)
Intercompany Transfers	18,887	23,378	13,185	169	271	(587)	(2,111)	(2,558)	(1,214)	(10,476)	(12,517)	(6,259)	(3,202)	(3,709)	(1,537)
Non-operating Income	(66,180)	(84,370)	(36,054)	(132)	(1,313)	(1,060)	(9,966)	(11,021)	2,191	(8,455)	(12,144)	(7,254)	(8,518)	(8,435)	(12,059)

R.A.I.I.D.A.I.E (*)	167,653	222,087	176,221	24,193	31,071	16,674	24,154	34,368	29,714	39,507	53,988	51,050	11,337	15,355	4,959

Taxes and Others	(12,428)	(17,304)	(18,248)	(2,197)	(2,428)	(186)	(3,188)	(4,600)	(4,157)	(1,195)	(666)	2,356	(2,524)	(2,812)	(594)
Income After Taxes	(39,167)	(52,788)	(16,581)	13,425	16,995	7,059	13,468	19,631	17,348	2,749	3,946	5,862	(6,418)	(5,674)	(4,179)

(*)	R.A.I.I.D.A.I.E.: Income before taxes, interest, depreciation, amortization and extraordinary items.

GRAPH OF NET INCOME (LOSS) BY BUSINESS
(Six month period ended September, 30)
(Figures in millions of pesos as of 09.30.03)

Back to Contents

Management’s Discussion and Analysis of the Consolidated Financial Statements	14

5.	STATEMENT OF CASH FLOWS

TABLE No. 4
CONSOLIDATED CASH FLOWS
(Figures in millions of pesos as of September 30, 2003)

			VARIATION
	JAN — SEP	JAN — SEP
DESCRIPTION	2002	2003	MCh$	%

Cash flows from operating activities	235,882	199,755	(36,127)	-15.3%
Cash flows from financing activities	(149,068)	(159,520)	(10,452)	7.0%
Cash flows from investment activities	(85,207)	(40,305)	44,902	-52.7%
Effect of inflation on cash and cash equivalents	(1,227)	(596)	631	-51.4%
Net change in cash and cash equivalents for the period	381	(666)	(1,047)	C.S.

The negative variation of Ch$ 666 million in cash and cash equivalents for 2003 compared to the increase of Ch$ 381 million in 2002, comes from greater amortization and prepayment destined to decrease the financial debt and lower cash flows from operating activities, a situation that was partly offset by lower cash flows destined to the Corporation’s investments, during the period from January to September 2003, as compared to the same period in the previous year.

Back to Contents

Management’s Discussion and Analysis of the Consolidated Financial Statements	15

6.	FINANCIAL INDICATORS

TABLE No. 5
CONSOLIDATED FINANCIAL INDICATORS

	JAN — SEP	JAN — DEC	JAN — SEP
DESCRIPTION	2002	2002	2003

LIQUIDITY RATIO

Current Ratio
(Current Assets/Current Liabilities)	2.00	1.18	0.99

Acid Ratio
(Most liquid assets/Current Liabilities)	0.41	0.25	0.14

DEBT RATIOS
Debt Ratio
(Total Liabilities/Shareholders’ Equity)	1.19	1.09	0.95

Long-term Debt Ratio
(Long-term Liabilities/Total Liabilities)	0.82	0.73	0.66

Financial Expenses Coverage
(Income Before Taxes and Interest/Interest Expenses)	0.89	0.92	1.49

RETURN AND NET INCOME PER SHARE RATIO

Operating Margin
(Operating Income/Operating Revenues)	15.6%	15.1%	14.6%

Operational Income Return
(Operating Income/Net Property, Plant and Equipment (1))	4.9%	6.1%	4.6%

Net Income per Share
(Net Income/Average number of paid shares each year)	-$16.7	-$18.7	$9.9

Return on Equity
(Net income/Average shareholders’ equity)	-0.3%	-0.3%	0.2%

Return Shareholders’ on Assets
(Net income/Average assets)	-0.13%	-0.61%	0.09%

Operating Assets Yield
(Net income/Average operating assets (2))	-0.2%	-0.9%	0.1%

Return on Dividends
(Paid dividends/Market Price per Share)	0.08%	0.1%	0.8%

ACTIVITY INDICATORS

Total Assets	MCh$ 2,860,322	MCh$ 2,720,633	MCh$ 2,525,271
Sale of Assets	MCh$ 22,596	MCh$ 22,753	MCh$ 31,519
Investments in other companies and property, plant and equipment	MCh$ 62,369	MCh$ 148,133	MCh$ 101,788

Inventory Turnover
(Cost of Sales/Average Inventory)	1.25	2.6	2.26

Days in Inventory
(Average Inventory/Cost of sales times 360 days)	215	140	120

(1)	Figures at the beginning of the year, restated.
(2)	Property, plant and equipment are considered operating assets

Back to Contents

Management’s Discussion and Analysis of the Consolidated Financial Statements	16

In the previous table, the following is highlighted:

The current ratio shows a decrease as current assets decreased by 26.1% as compared to the same period in the previous year and liabilities 49.3% greater than the 2002 figure.

The debt/equity ratio decreased with lower levels of financial liabilities as compared to January — September 2002.

7.	EXPLANATION OF THE MAIN DIFFERENCES BETWEEN MARKET OR ECONOMIC VALUE AND THE BOOK VALUE OF THE COMPANY’S ASSETS

Due to an imperfect market for the sector’s assets, there is no economic or market value that can be compared to the respective accounting values. However, there are certain buildings with a book value of zero or close to zero, which have a market value and, which, compared to the book value, is not significant with regard to the Company’s assets taken as a whole.

In the case of other assets, such as marketable securities (shares and promissory notes) with a referential market value, the corresponding provisions have been set up, when the market value is lower than the book value.

8.	REGULATORY ISSUES

Fixed Telephony Tariff Decree

Decree No. 187 is in effect as of May 5, 1999. It establishes maximum rates for Telefónica CTC Chile for local telephone services and interconnection services for a period of five years, which expires on May 4, 2004.

The main services subject to tariff regulation are: Telephone Line Service (formerly Fixed Charge), Local Measured Service, Local Tranche, Access Charges, Communications Service from Public Telephones and Network Unbundling Services.

In connection with the procedure to be followed for setting rates for services subject to tariff regulation, on January 13 of this year, Telefónica CTC Chile S.A. sought a pronouncement from the Antitrust Commission that would freedom of rates in specific geographic areas, that they define telephone services which will be subject to rate regulation in areas where the market conditions are not sufficient to guarantee a freedom of rates regime and that they determine that Telefónica CTC Chile S.A. has the right to offer alternative rate plans without prior authorization.

Subtel, together with the process of rate setting for Telefónica CTC Chile, initiated the process of rate setting for public services provided by Entelphone in Easter Island and access charge rates provided by Entelphone, CMET, Telesat and Manquehue Net.

On April 30, 2003, Telefónica CTC submitted its proposal to Subtel for the Technical Economic Basis for the Tariff Setting Study for services provided to the public and for the Tariff Setting Study for services provided by Telefónica CTC Chile to other concessionaires of Public Telephone services, to intermediate services concessionaires that provide long distance telephone services and to suppliers of complementary services.

Back to Contents

Management’s Discussion and Analysis of the Consolidated Financial Statements	17

For its part, on May 20, 2003, the Antitrust Commission issued Resolution No. 686 which defines the services subject to rate setting by the Ministries of Economy and of Transportation and Telecommunications, which are similar to those established for the 1999 — 2004 period. This resolution No. 686 rejects the petition for tariff deregulation for specific primary zones requested by Telefónica CTC Chile, and in relation to the request for rate flexibility, reported on favorably by the Regulator, the Antitrust Commission did not issue a specific pronouncement in spite of the fact that most of its members were in favor of making a pronouncement on the same, whereas the rest of the members considered that such matter did not correspond to that Commission.

On May 30, 2003, Subtel sent Telefónica CTC Chile the Preliminary Technical Economic Basis. In this respect, Telefónica CTC Chile presented 84 objections to the Preliminary Technical Economic Basis of Subtel and requested the formation off a panel of experts in conformity with what is established in the law and Regulations that regulates the Procedure, Advertising and Participation in the Rate Setting Process.

The Expert Commission was officially formed on June 17, made up of experts designated by Telefónica CTC Chile and Subtel, and issued its report on July 17, 2003, with a unanimous pronouncement on all the objections, except for one, which was passed by a majority.

On July 25, 2003, Subtel issued Exempt Resolution No. 827 of 2003 which sets the Final Technical-Economic Basis that will govern the Tariff Setting Study to set the levels, structure and indexation mechanisms of the services subject to rate setting offered by Telefónica CTC Chile.

Entelphone, CMET, Manquehue Net and Telesat did not present objections to the Preliminary Technical Economic Basis. As a result, Subtel issued the Final Technical Economic Basis for the respective companies.

Rate flexibility

By means of Resolution No. 709 of October 13, 2003, the Resolutive Commission decided to: “Accept the request of Compañía de Telecomunicaciones de Chile S.A. made on folio 476 only inasmuch as it is necessary to clarify Resolution No. 686 of May 20, 2003, contained on folio. 440, in the sense that what has been resolved implies that the market conditions are not in place to authorize rate freedom, therefore a rate, which must be understood as a maximum, must be set. Lower rates or different plans can be offered, but the conditions therein that duly protect and provide guarantees to users from those in a dominant market position, must be matters regulated by the respective authority.”

Rate flexibility allows Telefónica CTC Chile to offer its customers various commercial plans, other than the plan regulated by the authority, on the basis of the conditions defined for these purposes by the respective authority.

Regarding these conditions, Telefónica CTC Chile will request that the authority issue them as soon as possible, under the understanding that the same which in a general nature were previously reported by the Ministries to the Honorable Resolutive Commission will be reiterated.

Back to Contents

Management’s Discussion and Analysis of the Consolidated Financial Statements	18

Mobile Telephone Tariff Decree

Decree No. 97 is in effect as of February 12, 1999. It establishes maximum rates for Telefónica Móvil for interconnection services, including Mobile Access Charge, for a period of five years, which expires on February 12, 2004.

As the expiry of the five-year period of current regulated rates is nearing, on January 10, 2003, Telefónica Móvil presented its Technical Economic Basis Proposal to the Undersecretary of Telecommunications, beginning the process of rate setting for the 2004-2009 period. In Exempt Resolution dated February 22, 2003, the Undersecretary of Telecommunications approved the Final Technical Economic Basis that will apply to the process of setting the Access Charges Rates for the mobile telephone public service for the 2004 — 2009 period.

On July 25, 2003, Telefónica Móvil presented the Tariff Study to set the rate for access charges for the 2004 — 2009 period. The Ministries of Transport and Telecommunications and Economy, Development and Reconstruction have until November 22 to make a pronouncement in respect to the proposed rate.

Lawsuit Against the State of Chile

Upon exhausting the administrative instances to correct the illegalities involved in the Tariff Setting Process, Telefónica CTC Chile S.A. filed a lawsuit for damages against the State of Chile.

The lawsuit for US$274 million, plus readjustments and interests, covers past and future damages until May 2004, resulting from having to charge lower rates than those that should legally have been set.

The Third Civil Court of Santiago accepted the complaint, and notified the State. Once the answer from the State had been received, as well as the answer and rejoinder with which the discussion period ends, the Court dictated the writ of evidence, setting the pertinent, substantial and disputed evidence, which initiated the presentation of evidence stage, in which witnesses for the plaintiff and for the State have testified.

Upon conclusion of the testimonial and partial proof, the expert investigation stage requested by the parties begins.

Back to Contents

Management’s Discussion and Analysis of the Consolidated Financial Statements	19

9.	ANALYSIS OF MARKETS, COMPETITION AND RELATIVE PARTICIPATION

Continued growth is observed in the mobile and broad band Internet market during the third quarter of 2003, in contrast with the stagnation in the fixed-network voice communication, long distance and narrow band Internet business.

In the competitive environment, there were no relevant changes in the relative participation of the operators in the various businesses, with exception of an increase in the participation of Telefónica CTC Chile in the broad band market.

Among the relevant competitive events, in mid-April 2003, the highlight is the announcement of the owner of AT&T Chile (AT&T Latin America) that it had requested protection under Chapter 11 of the Bankruptcy Law in the United States of America for reorganizing its operations. This process is currently at the auction phase, with a scheduled completion date for October 2003.

Local Telephone Service

This market contemplates providing local telephone services inside the primary areas, interconnection services with other telecommunications companies and other unregulated local services.

Incorporation into this market is regulated by concessions awarded by the Undersecretary of Telecommunications of the Ministry of Transport and Telecommunications (Subtel).

Currently eleven companies with twelve brands participate in this market, including rural operators. The penetration rate per 100 inhabitants as of Aug 2003 was in the order of 22.1 lines per 100 inhabitants (considering the population figures in the April 2002 census) Telefónica CTC Chile has approximately 75.0% of fixed telephone lines as of Aug 2003.

On August 21, 1999, Decree No. 187 was published in the Official Gazette. This decree was drafted jointly by the Ministries of Transport and Telecommunications and of Economy, Development and Reconstruction and it sets rates for the regulated services of Telefónica CTC Chile during the five-year period from 1999-2004. The Decree had to be applied retroactively as of May 4, 1999.

In Resolution No. 611, the Antitrust Commission established the possibility for Telefónica CTC Chile to offer alternative tariff plans to Decree No. 187, oriented toward volume discounts, and to request tariff deregulation in certain geographic areas. In this regard, on September 4, 2001, Telefónica CTC Chile presented a proposal for alternative tariff plans (for high traffic consumption), which was approved in October 2002.

On May 24, 2002, Telefónica CTC Chile also obtained authorization from Subtel to commercialize prepaid telephone service for low income segments, which was commercially implemented in October 2002.

Of the five companies that were awarded the bid to operate fixed wireless telephone service concessions in the 3,400 to 3,700 MHz or Wireless Local Loop (WLL), only Entel (licenses: one national and 13 regional) is currently developing its projects. Telefónica del Sur (which was awarded licenses from the VIII to X Regions) informed Subtel of the interruption of its project, due to extenuating circumstances, this being the reason that Subtel annulled the concession for local wireless public service in the VIII and IX regions.

Back to Contents

Management’s Discussion and Analysis of the Consolidated Financial Statements	20

Telefónica CTC Chile does not currently hold a license to operate with WLL technology.

Long Distance

This market contemplates communications services between primary areas (DLD) and international communications (ILD), also known as intermediate services.

On March 9, 1994 Law No. 19,302 came into effect. It establishes the application of a multicarrier system for domestic and international long distance calls. This law allows local telephone operators to participate in the long distance market through an independent subsidiary subject to a series of requirements.

In this market there are currently 14 companies operating with 17 carrier codes. Traffic in the DLD and ILD market, through fixed telephone lines recorded a drop in the third quarter of 2003 with respect to the same quarter of 2002 estimated at 11% and 5% respectively. Telefónica CTC Chile, through its subsidiaries 188 Telefónica Mundo and GLOBUS 120, reached an estimated market share of 39.8% in domestic long distance and 30.3% in outgoing international long distance, in the third quarter of 2003.

Corporate Communications

This business area contemplates providing circuit and data services (Datared, E1, ATM, Frame Relay), IP network solutions, Hosting, ASP and advanced telecommunications solutions for corporate clients and Internet service providers (ISPs). Likewise, it includes the commercialization of advanced equipment (multiple lines and PABx, among others).

In October 2002, Telefónica Empresas refocused toward the company and corporate segments. In this business Telefónica CTC Chile competes with 8 companies in the private service area and with at least 10 companies in the hosting business, with an estimated market share of approximately 48% during the first semester of 2003, including sale of advanced equipment to companies.

Mobile Communications

Provides mobile communication services (cellular telephony, paging, trunking and wireless data transmission).

There are currently four mobile telephone operators and one smaller operator of mobile satellite communications.

Telefónica CTC Chile, through its subsidiary Telefónica Móvil, has approximately 29% of an estimated total of 6.9 million of customers as of September 2003.

Regarding the tender offer for PCS mobile spectrum in the 1,900 MHz band (3 bands of 10 MHz each) once the Supreme Court verdict to exclude Smartcom was handed down, the Ministry of Transport and Telecommunications called on Telefónica Móvil S.A. and Bellsouth to proceed with a bid on the three concessions on July 18, 2002.

On July 18, 2002, the three 10 MHz frequencies on the 1,900 MHz band were awarded. Telefónica Móvil Chile was awarded two frequencies (20 MHz) for a total of UF 544,521, equivalent to US$12.8 million.

Back to Contents

Management’s Discussion and Analysis of the Consolidated Financial Statements	21

On the other hand, Telefónica CTC enabled the specialized radio-communications interconnection requested by a mobile service operator, which is available as of the beginning of April 2003.

Pay TV

The pay television market is composed of two main cable TV competitors with approximately 80% of the pay TV market. (roughly 710,000 customers), two satellite TV operators and approximately 20 cable TV operators in specific areas, jointly have the remaining 20% of the market.

On July 3, 2000, a contract was signed for the sale by Telefónica CTC Chile of Metrópolis Intercom to Cordillera Comunicaciones S.A. once the transaction was authorized by the Antitrust Commission. The amount of the transaction was US$270 million for 40% of Metrópolis Intercom, 100% of its cable television network (except the cable TV network in the IV and VIII Regions) and 100% of Compañía de Telecomunicaciones de Chile Plataforma Técnica Red Multimedia. In addition the arbitration processes of both companies ended by way of a legal settlement.

In January 2002, a merger agreement was reached between Liberty Media and United Global Com (UCG), companies that participate in the Chilean operators Metrópolis Intercom and VTR, respectively.

Internet Access

In this market there are currently approximately 35 ISP’s effectively operating, in which three of them concentrate 84% of the traffic. IP traffic (switched) for the third quarter of 2003 in the network of Telefónica CTC Chile, reached approximately 1,655 million of minutes, a 2% drop as compared to the third quarter of 2002, mainly due to the migration of intensive users to broad band access.

Telefónica CTC Chile focuses on Internet access for corporate clients through its ISP TIE, segment in which it holds a market share close to 30%, and has commercial agreements with ISP Terra.

Telefónica CTC Chile continues with an intensive deployment of internet access through ADSL broad band, directly to the final customer and through a wholesale model in the ISP industry. At the end of September 2003, Telefónica CTC Chile’s broadband connections in service reached 107,580, representing a growth of 161% over September 2002, thus achieving a market share of 35%.

Back to Contents

Management’s Discussion and Analysis of the Consolidated Financial Statements	22

Other Businesses

These comprise the Public Telephone market, in which Telefónica CTC Chile participates through its subsidiary CTC Equipos. There are seven nationwide companies of, which CTC Equipos, as of September 2003, has approximately 23.5% market share considering its own public telephones. Additionally, Telefónica CTC Chile has another 21,551 community telephones installed.

On January 11, 1999, Telefónica CTC Chile completed the acquisition of 60% of Sonda S.A. The agreement included the commitment of Sonda S.A. to purchase 100% of the information assets of Telefónica CTC Chile, which was completed in the first quarter of 1999.

On October 12, 2001, Telefónica CTC Chile signed a new shareholders’ agreement with Inversiones Pacifico II Ltda. and Inversiones Atlántico Ltda. in which it grants each of these companies a call option for its 60% stake in Sonda S.A. maturing in June 2005. Additionally, the outsourcing and rental contracts between Sonda and Telefónica CTC Chile were terminated and a contract was signed in virtue of which Telefónica CTC Chile repurchases, at book value, the assets that were sold to Sonda S.A. in January 1999.

During the third quarter of 2001 Telefónica CTC Chile and Publiguías signed a new contract, terminating early the previous contract. This new contract mainly consists of a billing and collections contract, for which Telefónica CTC Chile receives a percentage of the income produced by the sale of advertising in the Yellow Pages and in the White Pages. Additionally, Publiguías will pay a charge per customer for permanent updating of the Telefónica CTC Chile database.

On November 20, 2001 a new subsidiary was formed to commercialize and install alarm systems and video cameras for residential and corporate customers, providing monitoring and surveillance services and any other service relating to the above. As of December 2002, it is estimated that Telefónica CTC Chile has a market share of 24% of this service.

Back to Contents

Management’s Discussion and Analysis of the Consolidated Financial Statements	23

10.	ANALYSIS OF MARKET RISK

Financial Risk Coverage

With the attractive foreign interest rates in certain periods, the Company has obtained financing abroad, denominated mainly in dollars and euros and, in certain cases, at a floating interest rate. For this reason the Company faces two types of financial risks, the risk of exchange rate fluctuations and the risk of interest rate fluctuations.

Financial risk due to foreign currency fluctuations

The Company has exchange rate coverage instruments, the purpose of which is to reduce the negative impact of dollar and euro fluctuations on its financial results. The percentage of interest-bearing debt exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

The main hedging instruments used are dollar/UF and dollar/peso forward agreements.

As of September 30, 2003, the interest-bearing debt in original currency expressed in dollars was US$1,389.2 million, including US$ 973.6 million of financial liabilities in dollars, US$ 217.5 million in debt expressed in “unidades de fomento” (inflation indexed Chilean currency unit), US$ 154.2 million in debt expressed in euros, US$ 43.9 million in debt expressed in Chilean pesos. In this way, US$ 1,127.8 million corresponded to debt exposed to foreign currencies, and therefore directly or indirectly exposed to fluctuations of the dollar.

Simultaneously, the Company had dollar/UF and dollar/peso exchange insurance and assets in dollars that resulted, in Zero exposure to foreign exchange as of September 30, 2003.

Financial risk due to floating interest rate fluctuations

Interest rate variations are covered by hedge policies that seek to reduce the impact on financial expens.

As of September 30, 2003, the Company had debts at variable interest rates, Libor, Euro Libor and TAB, mainly for syndicated loans.

To protect the Company from increases in the variable (floating) interest rates, derivative financial instruments have been used, particularly “collars” and “Forward Rate Agreements” (which protect the Libor rate), to limit the future fluctuations of interest rates. This has allowed the Company to end with an exposure of 17% of the total interest-bearing debt in original currency as of September 30, 2003.

Back to Contents

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 14, 2003
TELECOMMUNICATIONS COMPANY OF CHILE

	By:	/s/ Julio Covarrubias F.
	Name:	Julio Covarrubias F.
	Title:	Chief Financial Officer